As filed with the Securities and Exchange Commission on June 21, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

E-FUTURE INFORMATION TECHNOLOGY INC.

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	7371	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

e-Future Information Technology Inc. 3/F, Tower E2, Orient Plaza No. 1 East Chang An Avenue Dong Cheng District Beijing 100738, People’s Republic of China 86-10-85188680	Offshore Incorporations (Cayman) Limited Group Scotia Centre P.O. Box 2804 GT Grand Cayman, Cayman Islands 345-945-7388
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bradley A. Haneberg, Esq.

Kaufman & Canoles

III James Center, 1051 East Cary Street, 12th Floor

Richmond, Virginia 23219

(804) 771-5700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary Shares	$9,000,000	—
Total	$9,000,000	$1,060

(1)	Estimated pursuant to Rule 457(o) solely for the purpose of calculating the amount of the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 21, 2005

e-Future Information Technology Inc.

1,000,000 Ordinary Share Minimum Offering

1,500,000 Ordinary Share Maximum Offering

This is the initial public offering of e-Future Information Technology Inc., a Cayman Islands corporation. We are offering a minimum of 1,000,000 ordinary shares and a maximum of 1,500,000 ordinary shares.

We expect that the offering price will be $6.00 per share. No public market currently exists for our shares. We have applied for approval for quotation on the Nasdaq SmallCap Market under the symbol “EFUT” for the ordinary shares we are offering.

Investing in these ordinary shares involves significant risks. See “ Risk Factors” beginning on page 3 of this prospectus.

	Per Ordinary Share	Maximum Offering	Minimum Offering
Public Offering Price	$6.00	$9,000,000	$6,000,000
Underwriting Commission	$0.48	$720,000	$480,000
Proceeds to us, before expenses	$5.52	$8,280,000	$5,520,000

We expect total cash expenses for this offering to be approximately $[                    ]. The underwriter must sell the minimum number of securities offered (1,000,000 ordinary shares) if any are sold. The underwriter is required to use only its best efforts to sell the securities offered.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Anderson & Strudwick,

Incorporated

Prospectus dated [                        ], 2005

Unless we indicate otherwise, all information in this prospectus reflects conversion of all outstanding preferred shares to ordinary shares upon the closing of this offering.

Except where the context otherwise requires and for purposes of this prospectus only:

•	the terms “we,” “us,” “our company,” “our” and “e-Future” refer to e-Future Information Technology Inc., and its operating subsidiary, e-Future (Beijing) Tornado Information Technology, Inc. (“e-Future Beijing”);

•	“shares” and “ordinary shares” refer to our ordinary shares;

•	“China” and “PRC” refer to the People’s Republic of China, and for the purpose of this prospectus only, excluding Taiwan, Hong Kong and Macau; and

•	all references to “RMB” are to the legal currency of China and all references to “USD,” “U.S. dollars,” “dollars,” “U.S.$” and “$” are to the legal currency of the United States.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the single rate of exchange of U.S. $1.00 to RMB 8.2765, the exchange rate at December 31, 2004. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Risk Factors – Fluctuation of the Renminbi could materially affect our financial condition and results of operations.” for discussions of the effects of fluctuating exchange rates on the value of our shares. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

ii

PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “will,” “should,” “could,” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements.

Our Company

We are a leading provider of end-to-end integrated software and professional services for all participants in China’s supply chain front market. These participants include manufacturers, distributors, wholesalers, logistics companies and retailers throughout China. Our solutions are specifically designed to optimize demand processes from finished goods to customer checkout, and to address supply chain management, business processes, decision support, inventory optimization, collaborative planning and forecasting requirements. Our software solutions business is enhanced and supported by our consulting services and ongoing maintenance on existing software installations. Our principal executive offices are located at 3/F, Tower E2, Orient Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing 100738, People’s Republic of China. Our telephone number is 86-10-85188680.

Recent Developments

We implemented a 1-for-7.560678 reverse stock split to our shareholders of record on                     , 2005, which resulted in our having 1,500,000 shares issued and outstanding as of such date.

The Offering

Shares offered in this offering	1,500,000 ordinary shares

Shares to be outstanding, if maximum offering is sold	3,000,000 ordinary shares

Shares to be outstanding, if minimum offering is sold	2,500,000 ordinary shares

Proposed Nasdaq SmallCap Market symbol	“EFUT”

Risk factors	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in the shares.

Gross proceeds, if maximum offering is sold Gross proceeds, if minimum offering is sold	$9,000,000 $6,000,000

Summary Financial Information

In the table below, we provide you with historical selected financial data for the fiscal years ended December 31, 2004, 2003, 2002, and 2001. This information is derived from our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read along with it the historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	RMB					USD
	For the Year Ended December 31,					As of December 31,
	2000	2001	2002	2003	2004	2004
	(Unaudited)	(Unaudited)				(Unaudited)
Total Sales	¥—	¥—	¥36,176,310	¥28,453,099	¥34,703,297	$4,192,991
Income (Loss) from Operations	—	—	(5,825,259)	(661,552)	5,379,543	649,979
Net Income (Loss)	—	—	(5,818,616)	(680,779)	5,053,067	610,533
Net Income Per Share	—	—	(6.31)	(0.74)	5.48	0.66
Diluted Income (Loss) per Share	—	—	(6.31)	(0.74)	3.37	0.41

	RMB					USD
	As of December 31,					As of December 31,
	2000	2001	2002	2003	2004	2004
	(Unaudited)	(Unaudited)				(Unaudited)
Total Assets	—	¥50,348,955	¥31,637,536	¥35,250,228	¥27,272,199	$3,295,135
Net Assets	—	5,513,719	46,411	(455,447)	4,597,620	555,722
Capital Stock (Excluding Long Term Debt and Redeemable Preferred Stock)	—	76,147	76,147	76,147	76,147	9,219

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Our Business

Our financial performance is substantially dependent upon the economic condition of the Chinese retail, distribution and logistics industries.

We have derived most of our revenues to date from the license of software products and related services to the Chinese retail, distribution and logistics industries, and our future growth is critically dependent on increased sales to the Chinese retail, distribution and logistics industries. The success of our customers is intrinsically linked to economic conditions in these industries, which in turn are subject to intense competitive pressures and are affected by overall economic conditions. In addition, we believe the license of our products is relatively discretionary and generally involves a significant commitment of capital, because our products are often accompanied by large scale hardware purchases or commitments. As a result, although we believe our products can assist China’s retailers, distributors, wholesalers, and logistics companies in a competitive environment, demand for our products and services could be disproportionately affected by instability or downturns in these industries which may cause customers to exit the industry or delay, cancel or reduce any planned expenditures for information management systems and software products. There can be no assurance that we will be able to continue our historical revenue growth or sustain our profitability on a quarterly or annual basis or that our results of operations will not be adversely affected by continuing or future downturns in these industries. Any resulting decline in demand for our products and services would have a material adverse effect on our business, results of operations and financial condition.

If we cannot continue to effectively manage our growth, our business, results of operations and financial condition will be adversely effected.

The growth in the size and complexity of our business has placed and is expected to continue to place a significant strain on our management and operations. We anticipate that continued growth, if any, will require us to recruit and hire a substantial number of new employees, including consulting and product development personnel. In particular, our ability to undertake new projects and increase license revenues is substantially dependent on the availability of our consulting personnel to assist in the licensing and implementation of our software solutions. We will not be able to continue to increase our business at historical rates without adding significant numbers of trained consulting personnel.

There can be no assurance that we will effectively locate, retain or train additional personnel. In the event we are unable to increase sufficiently our consulting capacity, we may be required to forego licensing opportunities. Our ability to compete effectively and to manage future growth, if any, also will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our work force. There can be no assurance that we will be able to manage or continue to manage our recent or any future growth, and any failure to do so would have a material adverse effect on our business, operating results and financial condition.

Our future success is dependent upon our ability to attract and retain technical personnel.

We are heavily dependent upon our ability to attract, retain and motivate skilled technical and managerial personnel, especially highly skilled engineers involved in ongoing product development and consulting personnel. In particular, our ability to install, maintain and enhance our enterprise products is substantially dependent upon our ability to locate, hire and train qualified software engineers. The market for such individuals is intensely competitive. Given the critical role of our product development and consulting staffs, the inability to recruit successfully or the loss of a significant part of our product development or consulting staffs would have a material adverse effect on us. The software industry is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. There can be no assurance that we will be able to retain our current personnel, or that we will be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future. The inability to attract, hire or retain the necessary technical and managerial personnel could have a material adverse effect upon our business, operating results and financial condition.

Our financial performance is dependent upon the sale of a single, concentrated group of products.

We derive all of our revenues from the license of a limited number of information management software applications for the Chinese supply chain industry and consulting and maintenance services related to such applications. The life cycle of our products is difficult to estimate due in large measure to the potential effect of new products, applications and product enhancements, including those we introduce, changes in the Chinese retail industry and future competition. See “Our Business – e-Future Solutions.”

The market for retail information systems software is intensely competitive.

We believe the principal competitive factors in such market are product quality, reliability, performance and price, vendor and product reputation, financial stability, features and functions, ease of use and quality of support. A number of companies offer competitive products addressing certain of our target markets. In the enterprise systems market, we compete with in-house systems developed by our targeted customers and with third-party developers. In addition, we believe that new market entrants may attempt to develop fully integrated enterprise-level systems targeting the Chinese supply chain. Many of our existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than we do. We cannot guaranty that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our business, operating results and financial condition. See “Our Business – Competition.”

Our financial performance is directly related to our ability to adapt to technological change and evolving standards.

The computer software industry is subject to rapid technological change, changing customer requirements, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. As a result, our position in our existing market or other markets that we may enter could be eroded rapidly by technological advancements that we do not embrace. The life cycles of our products are difficult to estimate. Our products must keep pace with technological developments, conform to evolving industry standards and address increasingly sophisticated customer needs. In particular, we believe that we must continue to respond quickly to users’ needs for broad functionality and to advances in hardware and operating systems. The introduction of new products embodying new technologies and the emergence of new industry standards could render our products obsolete and unmarketable. We cannot guaranty that we will avoid future difficulties that could delay or prevent the successful development, introduction and marketing of new products, or that new products and product enhancements will meet the requirements of the marketplace and achieve market acceptance. If we are unable to develop and introduce products in a timely manner in response to changing market conditions or customer requirements, our business, operating results and financial condition would be materially adversely affected. In addition, we strive to achieve compatibility between our products and retailing systems platforms that we believe are or will become popular and widely adopted. We invest substantial resources in development efforts aimed at achieving this compatibility. If we fail to anticipate or respond adequately to technology or market developments, we could incur a loss of competitiveness or revenue.

We are substantially dependent upon our key personnel.

Our performance is substantially dependent on the performance of its executive officers and key employees. In particular, the services of:

•	Adam Yan, our Chief Executive Officer,

•	Qicheng Yang, our Chief Technology Officer,

•	Hongjun Zou, our Chief Operating Officer,

•	Johnson Li, our Vice President, and

•	Kefu Zhou, our Chief Architecture Officer,

would be difficult to replace. We do not have in place “key person” life insurance policies on any of our employees. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, operating results and financial condition. See “Our Business—Employees” and “Management.”

Our ability to effectively compete is substantially dependent upon the development and protection of our proprietary technology, including our software source code.

We rely on a combination of trademark, trade secret, nondisclosure and copyright law, which may afford only limited protection. We cannot guaranty that competitors will be unable to develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties, including customers, may attempt to reverse engineer or copy aspects of our products or to obtain and use information that we regard proprietary. As a result, we cannot guaranty that others will not use our technology without proper authorization.

Certain technology used by our software products is licensed from third parties, generally on a non-exclusive basis. The termination of any such licenses, or the failure of the third-party licensors to adequately maintain or update their products, could result in delay in our ability to ship certain of our products while we seek to implement technology offered by alternative sources. Any required replacement licenses could prove costly to us. While it may be necessary or desirable in the future to obtain other licenses relating to one or more of our products or relating to current or future technologies, there can be no assurance that we will be able to do so on commercially reasonable terms or at all.

In the future, we may receive notices claiming that we are infringing the proprietary rights of third parties. We cannot guaranty that we will not become the subject of infringement claims or legal proceedings by third parties with respect to current or future products. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any such claim could be time consuming, result in costly litigation, cause product shipment delays or force us to enter into royalty or license agreements rather than dispute the merits of such claims and could have a material adverse effect on our business, operating results and financial condition. See “Our Business – e-Future Solutions” and “–Proprietary Rights.”

Our products may contain integration challenges, design defects or software errors that could be difficult to detect and correct.

Implementation of our products generally involves a significant amount of customer-specific customization, and may involve integration with systems developed by third parties. Despite extensive testing, we may, from time to time, discover defects or errors in our products or custom modifications only after systems have been used by a customer. We may also experience delays in shipment of products during the period required to correct such errors. In addition, we may, from time to time, experience difficulties relating to the integration of our products with other hardware or software in the customer’s environment that are unrelated to defects in our products. Such defects, errors or difficulties may cause future delays in product introductions and shipments, result in increased costs and diversion of development resources, require design modifications or impair customer satisfaction with our products. Since our products may be used by our customers to perform mission-critical functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or out of our control that may arise from the use of our products could result in financial or other damages to our customers. We do not maintain product liability insurance. Although our license agreements with customers typically contain provisions designed to limit our exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect us against such claims and the liability and costs associated therewith. Accordingly, any such claim could have a material adverse effect upon the our business, operating results and financial condition. See “Our Business – e-Future Solutions.”

Our holding company structure could limit your access to assets of our subsidiaries and create complications with inter-company transfers.

We plan to operate as a holding company, owning most of our assets and conducting most of our operations through our Chinese subsidiary. As a holding company, the results of our operations will depend on the results of operations of our subsidiary. Moreover, we will be dependent on dividends or other inter-company transfers of funds from our subsidiary to meet our debt service and other obligations. Claims of creditors of our subsidiary, including trade creditors, will generally have priority as to the assets of our subsidiary over our claims. See “Our Corporate Structure.”

We may not pay dividends.

We have not previously paid any cash dividends nor do we anticipate paying any dividends on our ordinary shares. There can be no assurance that our operations will result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, there is no assurance our Board of Directors will declare dividends even if profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. Under Cayman law, we may only pay dividends from profits or credit from the share premium account (the amount paid over par value, which is $0.0756 in this offering), and we must be solvent before and after the dividend payment. In addition, if in the future we determine to pay dividends on any of our ordinary shares, as a holding company, we expect to be principally dependent on receipt of funds from our operating subsidiary. See “Dividend Policy.”

Foreign Operational Risks

A slowdown in the Chinese economy may slow down our growth and profitability.

The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any slowdown will not have a negative effect on our business. Several years ago, the Chinese economy experienced deflation, which may recur in the foreseeable future. More recently, the Chinese government announced its intention to use macroeconomic tools and regulations to slow the rate of growth of the Chinese economy, the results of which are difficult to predict. The Chinese economy overall affects our profitability as expenditures for our products may decrease due to slowing domestic demand. See “Our Business – Market Background.”

The discontinuation of any of the preferential tax treatments or financial incentives currently available to us in China could materially and adversely affect our business, financial condition and results of operations.

Our Chinese subsidiary enjoys preferential tax treatments provided by the Chinese government or its local agencies or bureaus. We cannot assure you that we will continue to enjoy these preferential tax treatments in the future. The discontinuation of these preferential tax treatments could materially and adversely affect our business, financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Qualitative and Quantitative Disclosure About Market Risk – Taxation.”

We have limited business insurance coverage in China.

The insurance industry in China is still at an early state of development. In particular PRC insurance companies offer limited business products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business interruption, litigation or natural disaster may result in our incurring substantial costs and the diversion of resources.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based upon the nature of our business activities, we may be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service, or IRS, for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either:

•	75% or more of our gross income in a taxable year is passive income; or

•	the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%.

The calculation of the value of our assets is based, in part, on the then market value of our ordinary shares, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We cannot assure you that we will not be a PFIC for any taxable year. See “Taxation – United States Federal Income Taxation – Passive Foreign Investment Company.”

Any recurrence of severe acute respiratory syndrome, or SARS, pandemic avian influenza or another widespread public health problem, could adversely affect our business and results of operations.

A renewed outbreak of SARS, pandemic avian influenza or another widespread public health problem in China, where all of our revenues are derived, and in Beijing, where our operations are headquartered, could have a negative effect on our operations. Our operations may be affected by a number of health-related factors, including the foregoing:

•	quarantines or closures of some or our offices which would severely disrupt our operations;

•	the sickness or death of our key officers and employees; and

•	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Because almost all of our future revenues may be in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to use revenues generated in Renminbi to fund our business activities outside of China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign business after providing valid commercial documents. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

Fluctuation of the Renminbi could materially affect our financial condition and results of operations.

The value of China’s currency, the Renminbi, fluctuates and is subject to changes in China’s political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including United States dollars, has been based on rates set by the People’s Bank of China, which are set daily based upon the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate for the conversion of Renminbi to United States dollars has generally been stable.

As of June 17, 2005, the exchange rate between the Renminbi and the United States dollar was approximately 8.2765 Renminbi to every one United States dollar. See “Exchange Rate Information.”

Changes in China’s political and economic policies could harm our business.

The economy of China has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

•	economic structure;

•	level of government involvement in the economy;

•	level of development;

•	level of capital reinvestment;

•	control of foreign exchange;

•	methods of allocating resources; and

•	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries. See “Our Business – Market Background.”

China’s legal system embodies uncertainties that could adversely affect our business and operating results.

Since 1979, many new laws and regulations covering general economic matters have been promulgated in China. Despite this activity to develop the legal system, China’s system of laws is not yet complete. Even where adequate law exists in China, enforcement of existing laws or contracts based on existing law may be uncertain or sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China’s judiciary in many cases creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes.

Our activities in China will be subject to administration review and approval by various national and local agencies of China’s government. Because of the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Failure to obtain the requisite governmental approval for any of our activities could adversely affect our business and operating results. See “Our Business – Market Background.”

As we are a Cayman Islands company and most of our assets are outside the United States, it will be extremely difficult to acquire jurisdiction and enforce liabilities against us and our officers, directors and assets based in China.

We are a Cayman Islands exempt company, and our corporate affairs are governed by our Memorandum and Articles of Association and by the Cayman Islands Companies Law (2003 Revision) and other applicable Cayman Islands laws. Certain of our directors and officers reside outside of the United States. In addition, the Company’s assets will be located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon our directors or officers and our subsidiaries, or enforce against any of them court judgments obtained in United States’ courts, including judgments relating to United States federal securities laws. In addition, there is uncertainty as to whether the courts of the Cayman Islands and of other offshore jurisdictions would recognize or enforce judgments of United States’ courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands or other offshore jurisdictions predicated upon the securities laws of the United States or any state thereof. Furthermore, because the majority of our assets are located in China, it would also be extremely difficult to access those assets to satisfy an award entered against us in United States court. See “Enforceability of Civil Liabilities.”

There can be no guarantee that China will comply with the membership requirements of the World Trade Organization.

Due in part to the relaxation of trade barriers following World Trade Organization accession in January 2002, we believe China will become one of the world’s largest markets by the middle of the twenty-first century. As a result, we believe the Chinese market presents a significant opportunity for both domestic and foreign companies. With the Chinese accession to the World Trade Organization, Chinese industries are gearing up to face the new regimes that are required by World Trade Organization regulation. The Chinese government has begun to reduce its average tariff on imported goods. China has also agreed that foreign companies will be allowed to import most products into any part of China. Current trading rights and distribution restrictions are to be phased out over a three-year period. In the sensitive area of intellectual property rights, China has agreed to implement the trade-related intellectual property agreement of the Uruguay Round. However, there can be no assurances that China will implement any or all of the requirements of its membership in the World Trade Organization in a timely manner, if at all. See “Our Company – Market Background.”

Risks Associated with this Offering

There may not be an active, liquid trading market for our ordinary shares.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market for our ordinary shares may not develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active. The initial public offering price was determined by negotiations between us and the underwriter based upon a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

The market price for our ordinary shares may be volatile, which could result in substantial losses to investors.

The market price for our ordinary shares is likely to be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new products or services by us or our competitors;

•	changes in the software market;

•	announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel; or

•	potential litigation.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ordinary shares.

Future sales of our ordinary shares may depress our stock price.

The market price of our ordinary shares could decline as a result of sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of ordinary shares. There will be an aggregate of 1,500,000 ordinary shares outstanding before the consummation of this offering and 3,000,000 ordinary shares outstanding immediately after this offering, if the maximum offering is raised. All of the ordinary shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as defined in Rule 144 of the Securities Act. The remaining ordinary shares will be “restricted securities” as defined in Rule

144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution.

The initial public offering price of our ordinary shares is expected to be substantially higher than the pro forma net tangible book value per share of our ordinary shares. Therefore, assuming the completion of the maximum offering, if you purchase ordinary shares in this offering, you will incur immediate dilution of approximately $3.36 in the pro forma net tangible book value per ordinary share from the price per share that you pay for the ordinary shares. Accordingly, if you purchase ordinary shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

We have not determined any specific use for a significant portion of the proceeds from this offering and we may use the proceeds in ways with which you may not agree.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value. See “Use of Proceeds.”

Our directors and officers will control a majority of our capital stock, decreasing your influence on shareholder decisions.

Assuming the sale of the maximum offering, our officers and directors will, in the aggregate, beneficially own approximately 49.1% of our outstanding ordinary shares. Assuming the sale of the minimum offering, our officers and directors will, in the aggregate, beneficially own approximately 58.7% of our outstanding ordinary shares. As a result, our officers and directors, will have the ability to control our management and affairs and the outcome of matters submitted to shareholders for approval. See “Principal Shareholders.”

FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “will,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

•	projections of revenue, earnings, capital structure and other financial items;

•	statements of our plans and objectives;

•	statements regarding the capabilities and capacities of our business operations;

•	statements of expected future economic performance; and

•	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss many of these risks under the heading “Risk Factors” above. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

OUR CORPORATE STRUCTURE

We were established as an offshore company incorporated in the Cayman Islands in November 2000. At the time of our formation, Mr. Yan, our Chairman and Chief Executive Office, was our sole shareholder.

e-Future (Beijing) Tornado Information Technology Inc. (“e-Future Beijing”) was established as a domestic Chinese company in January 2000. e-Future Beijing was previously owned by Hainan Future Computer Company Limited (80%) (“Hainan Future”) and Zou Da Fu (20%). At the time, Hainan Future is 75% was owned by Mr. Yan and 25% owned by Mr. Yang, our Chief Technology Officer. In July 2000, Zou Da Fu transferred his shares in e-Future Beijing to Mr. Li, our Vice President.

On March 8, 2001, Hainan Future and Mr. Li entered into an agreement with us pursuant to which Hainan Future and Mr. Li agreed to transfer all equity interest in e-Future Beijing to us. Pursuant to an approval from the Beijing Municipal Government, effective April 9, 2001, e-Future Beijing became a wholly foreign owned enterprise with an operating period of 20 years.

On April 25, 2001, we issued 4,016,610 Series A preferred shares in a private placement of securities to two venture capital firms. In addition, on that date we also issued ordinary shares to our executive officers.

At the closing of this offering, (a) the holders of our Series A preferred shares shall voluntarily convert such shares into 578,124 ordinary shares and (b) we shall complete a 1-for-7.560678 reverse stock split resulting in 1,500,000 ordinary shares outstanding prior to this offering.

As of the closing of this offering, our current ownership structure is as follows:

USE OF PROCEEDS

After deducting the estimated underwriting discount and offering expenses payable by us, we expect to receive net proceeds of approximately              from this offering if the minimum offering is sold and              if the maximum offering is sold.

We intend to use the net proceeds of this offering as follows, though the allocation of the use of proceeds may change along with evolving business conditions and other management considerations:

	Maximum Offering		Minimum Offering
Description of Use	Dollar Amount	Percentage of Net Proceeds	Dollar Amount	Percentage of Net Proceeds
Sales force development
Marketing
Research and development and software product upgrades
General working capital
Totals

Pending use of the net proceeds, we intend to invest our net proceeds in short-term, interest bearing, investment-grade obligations. These investments may have a material adverse effect on the U.S. federal income tax consequences of an investment in our ordinary shares. It is possible that we may become a passive foreign investment company for U.S. federal income taxpayers, which could result in negative tax consequences to you. These consequences are described in more detail in “Taxation.”

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant. Payments of dividends by our subsidiary in China to our company are subject to restrictions including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. There are no such similar foreign exchange restrictions in the Cayman Islands.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2005:

•	on an actual basis (as adjusted to give effect to the 1-for-7.560678 reverse stock split of our ordinary shares which became effective on , 2005);

•	on a pro forma basis assuming the conversion of our outstanding Series A convertible preferred shares into ordinary shares at the closing of the offering; and

•	on a pro forma as adjusted basis giving effect to the sale of the minimum offering and maximum offering at an assumed public offering price of $6.00 per share and to reflect the application of the proceeds after deducting the estimated underwriting discounts and our estimated offering expenses.

You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Capital Stock.”

	Maximum Offering (1,500,000 Ordinary Shares)
	U.S. Dollars
	(unaudited)

	Preferred Shares		Ordinary Shares		Additional Paid-In Capital	Statutory Reserves	Subscriptions Receivable	Retained Deficit	Total
	Shares	Amount	Shares	Amount
Balance as of December 31, 2004	4,016,610	$3,695,281	921,875	$9,219	$55,669	$191,470	$(69,561)	$(3,326,356)	$3,139,559

Pro Forma conversion adjustment	(4,016,610)	(3,695,281)	578,125	5,781	3,689,500	—	—	—	3,695,281

Total	—	—	1,500,000	15,000	3,745,169	191,470	(69,561)	(3,326,356)	555,722

Pro forma IPO adjustment	—	—	1,500,000	15,000	7,997,316	—	—	—	8,012,316

Total	—	$—	3,000,000	$30,000	$11,742,485	$191,470	$(69,561)	$(3,326,356)	$8,568,038

	Minimum Offering (1,000,000 Ordinary Shares)
	U.S. Dollars
	(unaudited)
	Preferred Shares		Ordinary Shares		Additional Paid-In Capital	Statutory Reserves	Subscriptions Receivable	Retained Deficit	Total
	Shares	Amount	Shares	Amount
Balance as of December 31, 2004	4,016,610	$3,695,281	921,875	$9,219	$55,669	$191,470	$(69,561)	$(3,326,356)	$(3,139,559)

Pro Forma conversion adjustment	(4,016,610)	(3,695,281)	578,125	5,781	3,689,500	—	—	—	3,695,281

Total	—	—	1,500,000	15,000	3,745,169	191,470	(69,561)	(3,326,356)	555,722

Pro forma IPO adjustment	—	—	1,000,000	10,000	5,272,316	—	—	—	5,282,316

Total	—	$—	2,500,000	$25,000	$9,017,485	$191,470	$(69,561)	$(3,326,356)	$5,838,038

EXCHANGE RATE INFORMATION

We present our historical consolidated financial statements in U.S. dollars. In addition, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi include a U.S. dollar equivalent solely for the convenience of the reader. Except as otherwise specified, this pricing information and these contractual amounts are translated at RMB 8.2765 = US $1.00, the prevailing rate on December 31, 2004. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate.

The People’s Bank of China sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. The People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.

In recent years, western governments have increasingly pressured China to revalue its currency. For the last decade, the People’s Bank of China has intervened in the currency markets to hold the value of the RMB tied to the value of the U.S. dollar. As China’s trade surplus has continued to rise sharply, China has considered whether to allow its currency to float by letting the currency markets determine its exchange value against other currencies. To the extent the Chinese government permits the value of the RMB to float and the value of the RMB increases in value compared to the U.S. dollar, we believe that such appreciation would benefit our U.S.

investors as our operating subsidiary, e-Future (Beijing) Tornado Information Technology Inc., would generate profits in an appreciating currency.

The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB 8.2765 = U.S. $1.00 on June 16, 2005. The following table sets forth, for the period indicated, information concerning the number of Renminbi for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

	Noon Buying Rate RMB per U.S. $1.00
	High	Low
May 2005	8.2765	8.2765
April 2005	8.2765	8.2765
March 2005	8.2765	8.2765
February 2005	8.2765	8.2765
January 2005	8.2765	8.2765
December 2004	8.2767	8.2765

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2000, 2001, 2002, 2003 and 2004, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate RMB per U.S. $1.00
2000	8.2784
2001	8.2772
2002	8.2772
2003	8.2771
2004	8.2768

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and the pro forma net tangible book value per ordinary share after the offering. Dilution results from the fact that the per ordinary share offering price is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value attributable to ordinary shareholders at December 31, 2004 was $(3,772,844), or $(4.09) per ordinary share. Net tangible book value per ordinary share as of December 31, 2004 represents the amount of total tangible assets less goodwill, acquired intangible assets net, and total liabilities, divided by the number of ordinary shares outstanding. Our pro forma net tangible book value at December 31, 2004 was $(77,563), or $(0.05) per ordinary share. Pro forma net tangible book value per ordinary share represents the amount of total tangible assets less goodwill, acquired intangible assets, net and total liabilities, divided by the number of ordinary shares outstanding after giving effect to the automatic conversion of all outstanding shares of our Series A preferred shares into our ordinary shares.

If the minimum offering is sold, we will have 2,500,000 ordinary shares outstanding upon completion of the minimum offering. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after December 31, 2004, will be approximately $5,204,753 or $2.08 per ordinary share. This would result in dilution to investors in this offering of approximately $3.92 per ordinary share or approximately 65% from the offering price of U.S. $6.00 per ordinary share. Net tangible book value per ordinary share would increase to the benefit of present stockholders from $6.17 per share attributable to the purchase of the ordinary shares by investors in this offering.

If the maximum offering is sold, we will have 3,000,000 ordinary shares outstanding upon completion of the maximum offering. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after December 31, 2004, will be approximately $7,934,753 or $2.64 per ordinary share. This would result in dilution to investors in this offering of approximately $3.36 per ordinary share or approximately 56% from the offering price of $6.00 per ordinary share. Net tangible book value per ordinary share would increase to the benefit of present shareholders by $6.74 per share attributable to the purchase of the ordinary shares by investors in this offering.

The following table sets forth the estimated net tangible book value per ordinary share after the offering and the dilution to persons purchasing ordinary shares based on the foregoing minimum and maximum offering assumptions.

	Minimum Offering (1)	Maximum Offering (2)
Offering price of ordinary shares (per share)	$6.00	$6.00
Net tangible book value per ordinary share before the offering (unaudited)	$(4.09)	$(4.09)
Increase per ordinary share attributable to payments by new investors	$6.17	$6.74
Pro forma net tangible book value per ordinary share after the offering	$2.08	$2.64
Dilution per ordinary share to new investors	$3.92	$3.36

(1)	Assumes gross proceeds from offering of 1,000,000 ordinary shares.

(2)	Assumes gross proceeds from offering of 1,500,000 ordinary shares.

Comparative Data

The following charts illustrate our pro forma proportionate ownership. Upon completion of the offering under alternative minimum and maximum offering assumptions, of present shareholders and of investors in this offering, compared to the relative amounts paid and comparative to our capital by present shareholders and by investors in this offering, assuming no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased		Total Consideration
MINIMUM OFFERING	Amount	Percent	Amount	Percent	Average Price Per Share
Existing stockholders	1,500,000	60%	$3,690,608	38.1%	$2.46
New investors	1,000,000	40%	$6,000,000	61.9%	$6.00
Total	2,500,000	100%	$9,690,608	100.0%	$3.88

	Shares Purchased		Total Consideration
MAXIMUM OFFERING	Amount	Percent	Amount	Percent	Average Price Per Share
Existing stockholders	1,500,000	50.0%	$3,690,608	29.1%	$2.46
New investors	1,500,000	50.0%	$9,000,000	70.9%	$6.00
Total	3,000,000	100%	$12,690,608	100.0%	$4.23

The discussion and tables above assume no exercise of stock options outstanding as of December 31, 2004. As of the consummation of this offering, we expect to have options outstanding to purchase a total of 62,499 ordinary shares, all of which are exercisable as of the consummation of this offering with a weighted average exercise price of approximately $4.705 per ordinary share. To the extent that any of these options are exercised, there will be further dilution to new investors.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus. The selected statements of operations data are for the fiscal years ended 2004, 2003, 2002, and 2001. The selected balance sheet data set forth below, are as of December 31, 2004, 2003, 2002, and 2001. This selected financial data is derived from our consolidated financial statements, which are included elsewhere in this prospectus.

	RMB					USD
	For the Year Ended December 31,					As of December 31,
	2000	2001	2002	2003	2004	2004
	(Unaudited)	(Unaudited)				(Unaudited)
Total Sales	¥—	¥—	¥36,176,310	¥28,453,099	¥34,703,297	$4,192,991
Income (Loss) From Operations	—	—	(5,825,259)	(661,552)	5,379,543	649,979
Net Income (Loss)	—	—	(5,818,616)	(680,779)	5,053,067	610,533
Net Income Per Share	—	—	(6.31)	(0.74)	5.48	0.66
Diluted Income (Loss) per Share	—	—	(6.31)	(0.74)	3.37	0.41

	RMB					USD
	As of December 31,					As of December 31,
	2000	2001	2002	2003	2004	2004
	(Unaudited)	(Unaudited)				(Unaudited)
Total Assets	—	¥50,348,955	¥31,637,536	¥35,250,228	¥27,272,199	$3,295,135
Net Assets	—	5,513,719	46,411	(455,447)	4,597,620	555,722
Capital Stock (Excluding Long Term Debt and Reedemable Preferred Stock)	—	76,147	76,147	76,147	76,147	9,219

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our audited historical consolidated financial statements and our unaudited pro forma condensed consolidated financial statements, together with the respective notes thereto, included elsewhere in this prospectus. Our audited historical consolidated financial statements have been prepared in accordance with U.S. GAAP. Our unaudited pro forma financial information has been derived from our audited historical consolidated financial statements.

Overview

We believe that we are one of the leading businesses engaged in developing and selling enterprise resource planning software and providing one-stop solutions for distribution, retail and logistics businesses focused on the supply chain front market for manufacturers, retailers, distributors and third-party logistics companies in China. In addition, we provide related system integration services and technical training services. System integration services involve system design and system implementation through the application of the software as well as ongoing technical supporting services.

We generate revenue from the sale of software, related hardware, maintenance and support contracts, and professional consulting, training and contract development services. At this time, we generally license our products to customers on a perpetual basis and we recognize revenue upon delivery of the products. Under certain of our license agreements, we will provide technical advisory services after the delivery of our products to help our customers exploit the full value and functionality of our products. Revenue from the sale of software licenses and technical advisory services under these agreements will be recognized as the services are performed over the contract period.

Customers who license our software generally purchase maintenance contracts, typically covering renewable annual periods. In addition, customers may purchase consulting services, which are customarily billed at a fixed daily rate plus out-of-pocket expenses. Contract development services, including new product development services, are typically performed for a fixed fee. Our revenue growth has resulted from a combination of increased market penetration and an expanding product offering. Our investments in research and development and alliances have helped us bring new software solutions to market. Our investments have produced a suite of decision support solutions. To support our growth during these periods we also continued to invest in internal infrastructure by hiring employees throughout various departments of the organization.

We recognize revenue when it is realized and earned. We consider revenue realized or realizable and earned when:

•	it has persuasive evidence of an arrangement;

•	delivery has occurred;

•	the sales price is fixed or determinable; and

•	collectibility is reasonably assured.

We do not consider delivery to occur until products have been shipped or services have been provided to the client, risk of loss has transferred to the client and client acceptance has been obtained, client acceptance provisions have lapsed, or we have objective evidence that the criteria specified in client acceptance provisions have been satisfied. We do not consider the sales price to be fixed or determinable until all contingencies related to the sale have been resolved.

For software sales, we recognize revenues in accordance with the provisions of Statement of Position No. 97-2, “Software Revenue Recognition,” and related interpretations. Revenue from perpetual (one-time charge) licensed software is recognized at the inception of the license term. Revenue from term (monthly license charge) arrangements is recognized on a subscription basis over the period that the customer is using the license. Revenue from maintenance, unspecified upgrades and technical support is recognized over the period such items are delivered. Work in process as shown on our balance sheet represents work performed towards providing initial software that hasn’t been completed as of the balance sheet date. We will recognize revenue upon the completion of the project and the inception of the license term. Revenues applicable to multiple-element fee arrangements are bifurcated among the elements such as software, hardware, and service using vendor-specific objective evidence of fair value. Such evidence consists primarily of pricing of multiple elements as if sold as separate products or arrangements. These elements vary based upon factors such as the type of product, volume, and other related factors.

We generally recognize revenue from hardware sales when the product is shipped to the customer and when there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement.

The Company provides services for system integration which involves the design and development of complex information technology systems to the customer’s specifications. We provide these services on a fixed-price contract and the contract terms generally range from less than one year to three years. We recognize revenue when we perform the services or in accordance with specific contractual provisions.

Results of Operations

The following table presents the results of our operations for the periods indicated. Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

	RMB			U.S. dollars
	For the years ended December 31,			For the year ended December 31,
	2002	2003	2004	2004
				(unaudited)
Revenues
Software sales	12,684,044	13,613,133	26,149,107	3,159,440
Hardware sales	19,101,300	11,239,524	5,141,041	621,161
Service fee income	4,390,966	3,600,442	3,413,149	412,390

Total Revenues	36,176,310	28,453,099	34,703,297	4,192,991

Cost of revenues				—
Cost of software	8,542,411	6,335,158	10,303,415	1,244,900
Cost of hardware	16,035,047	10,854,000	4,018,132	485,487
Cost of service fee income	487,282	457,546	611,631	73,900
Sales tax and surcharges	207,246	240,413	295,035	35,647

Total Cost of Revenue	25,271,986	17,887,117	15,228,213	1,839,934

Gross profit	10,904,324	10,565,982	19,475,084	2,353,057

Expenses
Research and development	2,160,805	522,484	1,419,937	171,562
General and administrative	8,384,441	7,053,932	7,889,296	953,214
Selling and distribution	5,518,837	3,651,118	4,786,308	578,301

Total Expenses	16,064,083	11,227,534	14,095,541	1,703,078

Income (loss) from operations	(5,159,759)	(661,552)	5,379,543	649,978

Other income (expenses)
Interest income	662,547	9,328	16,108	1,946
Interest expense	(655,904)	(28,555)	(342,584)	(41,392)
Litigation expense	(665,500)	—	—	—

Other expenses, net	(658,857)	(19,227)	(326,476)	(39,446)

Net income (loss)	(5,818,616)	(680,779)	5,053,067	610,533

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue

Total revenue. Total revenue is comprised of software sales, hardware sales and service fee revenue. Total revenue increased 22.0% from RMB 28,453,099 in 2003 to RMB 34,703,297 in 2004.

Software sales. Software sales increased 47.9% from RMB 13,613,133 in 2003 to RMB 26,149,107 in 2004. We believe that this increase resulted the strengthening of the Chinese economy and the further development of our sales and marketing team. In 2003, the Chinese economy suffered from the SARS epidemic. Following the containment of this epidemic, our increased number of sales personnel experienced a more receptive sales environment. We expect to continue to increase our sales staff in the next few years in an effort to significantly increase the volume of our software sales.

Hardware sales. Hardware sales decreased 54.3% from RMB 11,239,524 in 2003 to RMB 5,141,041 in 2004. The decrease was primarily the result of an increasingly competitive hardware sales market. In recent years, the margins that we have been able to achieve from hardware sales have diminished significantly. As a relatively young company, we don’t believe that we are in a business position to leverage a low margin, high volume sales sector. Consequently, while we will continue to sell computer hardware in connection with our software sales, we do not expect to emphasize hardware sales as part of our marketing and sales strategies. We expect to experience reduced hardware sales in the future as we focus our efforts on higher margin areas of our business.

Service fee income. Service fee income decreased 5.2% from RMB 3,600,442 in 2003 to RMB 3,413,149 in 2004. The decrease in service fees was attributable to the fact that we only recently implemented our more complex software solutions. Our more basic software solutions may not require our customers to utilize our services for implementation. As we continue to provide more complex software solutions, we expect that many of our clients will opt to utilize our services to coordinate our software solutions with existing computer systems. We expect to see increased service fees as revenues for our more complex software solutions continue to develop.

Cost of revenues

Cost of software. Cost of software consists primarily of fees for third party software products that are integrated into our products. Cost of software increased by 63.6% from RMB 6,421,466 in 2003 to RMB 10,506,908 in 2004. This increase was a result of an increase in the number of software licenses sold to customers. We believe that our cost of license and maintenance revenue will continue to increase as we hire personnel for our customer support organization. As a percentage of software sales, cost of software was 47.1% for 2003 and 40.2% for 2004. This decrease is primarily attributable to our increased focus on project cost control.

Cost of hardware. Cost of hardware consists primarily of fees for third party hardware products that are utilized in connection with our software products. Cost of hardware decreased by 62.8% from RMB 11,001,871 in 2003 to RMB 4,097,518 in 2004. This decrease is primarily attributable to our decision to reduce our emphasis on hardware sales. As a percentage of hardware sales, cost of hardware was 97.9% in 2003 and 79.7% in 2004. Despite our ability to reduce the cost of hardware, the cost of hardware provides us with a relatively small profit margin. In order to emphasize our profitability, we have decided to de-emphasize hardware sales as an element of our business operations.

Cost of service fee income. Cost of service fee income includes salaries and related expenses of our consulting organization and an allocation of our facilities and depreciation expenses. Cost of services increased 34.5% from RMB 463,780 for 2003 to RMB 623,715 for 2004. The increase resulted directly from the fact that we noted the improvement of the Chinese economy and were in the process of increasing our labor force. As a percentage of service fee income, cost of service fee income was 12.9% for 2003 and 18.3% for 2004. This increase is primarily attributable to the increase in our labor force.

Sales tax and surcharges. China imposes a value-added tax on the sale of our products. Sales tax and surcharges increased by 22.7% from RMB 240,413 in 2003 to RMB 295,035 in 2004 in response to the growth of our software sales.

Operating expenses

Research and development. Research and development expenses, which are expensed as incurred, consist primarily of salaries and related costs of our engineering organization; consultants; and an allocation of our facilities and depreciation expenses. We believe that our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Research and development expenses increased 171.8% from RMB 522,484 in 2003 to RMB 1,419,937 in 2004. The increase in these expenses was due to increases in labor costs and the continued development of our software products. We expect research and development expenses to continue to increase in absolute dollars in future periods as we continue to improve our software products to meet the evolving complexities of our client’s businesses. Research and development represented 1.84% of total revenue for 2003 and 4.1% of total revenue for 2004. This increase in research and development expenses as a percentage of revenue was attributable to the fact that the costs associated with software development are front loaded. In 2004, we had not yet received additional revenues from our software development efforts.

General and administrative. General and administrative expenses consist primarily of costs from our finance and human resources organizations; third party legal and other professional services fees; and an allocation of our facilities costs and depreciation expenses. General and administrative expenses increased 4.9% from RMB 5,648,593 in 2003 to RMB 5,922,876 in 2004. The increase in absolute general and administrative expenses is attributable to growth of our administrative organizations in support of our overall growth. General and administrative expenses were 19.9% of total revenue for 2003 and 17.1% of total revenue for 2004. This decrease in general and administrative expenses as a percentage of revenue was attributable to the fact that the increase in our general and administrative expenses were less than the increase in our overall revenues. We expect that becoming an independent public company may create a short-term increase in general and administrative expenses as a percentage of total revenues. These expenses include additional legal and accounting fees and public relations costs. These costs are expected to be non-recurring as they relate primarily to the establishment of additional functions in connection with becoming a publicly-traded company.

Selling and distribution expenses. Selling and distribution expenses consist primarily of salaries and related costs of our sales and marketing organization: sales commissions; costs of our marketing programs, including public relations, advertising, trade shows, and collateral sales materials; and an allocation of our facilities and depreciation expenses. Selling and distribution expenses increased 31.1% from RMB 3,651,118 in 2003 to RMB 4,786,308 in 2004. The increase in selling and distribution expenses were due to additional labor costs associated with the expansion of our sales force. We anticipate that sales and marketing expenses will increase in absolute dollars to support our intended expansion of our sales and marketing organization.

Selling and distribution expenses were 12.8% of total revenue for 2003 and 13.8% of total revenue for 2004. This slight increase in selling and distribution expenses as a percentage of revenue was attributable to the fact that the increase in selling and distribution expenses was generally offset by additional revenue generated from software sales.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenue

Total revenue. Total revenue decreased 21.3% from RMB 36,176,310 in 2002 to RMB 28,453,099 in 2003.

Software sales. Software sales increased 7.3% from RMB 12,684,044 in 2002 to RMB 13,613,133 in 2003. The increase was primarily the result of the addition of new customers, as well as the introduction of new software solutions. Although revenues from software sales increased during this period, we believe that sales were hampered by SARS’ impact upon the Chinese economy.

Hardware sales. Hardware sales decreased 41.2% from RMB 19,101,300 in 2002 to RMB 11,239,524 in 2003. This decrease was primarily the result of our decision to emphasize the more profitable sectors of our business while reducing our exposure to lower margin business lines such as hardware sales.

Service fee income. Service fee income decreased 18.0% from RMB 4,390,966 in 2002 to RMB 3,600,442 in 2003. We believe that this decrease was driven by our customer’s inability to acquire more sophisticated software solutions in a business environment effected by the SARS epidemic. We believe that many Chinese businesses were unwilling to acquire more sophisticated software solutions and related services in a weaker Chinese economy.

Cost of revenue

Cost of software. Cost of software decreased by 25.4% from RMB 8,613,043 in 2002 to RMB 6,421,466 in 2003. This decrease was a result of the maturity of our existing software solutions. At the time, we had not yet incurred significant expense to add additional software solutions or features to our product line. As a percentage of software sales, cost of software was 67.9% for 2002 and 47.2% for 2003. Similarly, this decrease is primarily attributable to the sale of a mature line of software solutions to our customer base.

Cost of hardware. Cost of hardware decreased by 32.0% from RMB 16,167,632 in 2002 to RMB 11,001,871 in 2003. This decrease was a result of our focus on more profitable aspects of our business. As a percentage of hardware sales, cost of hardware was 84.6% for 2002 and 97.9% for 2003. This increase is primarily attributable to the fact that we completed more hardware-intensive contracts during this period.

Cost of service fee income. Cost of service fee income decreased 5.6% from RMB 491,311 for 2002 to RMB 463,780 for 2003. This slight decrease was driven principally by the fact that Chinese businesses were unwilling to acquire more complex software solutions that would require additional services in an environment where the Chinese economy was suffering the impact of SARS. As a percentage of service fee income, cost of service fee income was 11.2% for 2002 and 12.9% for 2003. This increase is primarily attributable to sustained labor costs in an environment where sales of additional services suffered.

Sales tax and surcharges. Sales tax and surcharges increased 16.0% from RMB 207,246 in 2002 to RMB 240,413 in 2003. This increase is primarily attributable to increases in our revenues resulting from additional software sales.

Operating expenses

Research and development. Research and development expenses decreased 75.8% from RMB 2,160,805 in 2002 to RMB 522,484 in 2003. This decrease was due to our ability to forecast the impact of SARS upon our market and our decision to reduce new product development in a market negatively impacted by SARS. Research and development expenses were 6.0% of total revenue for 2002 and 1.8% of total revenue for 2003. This decrease, too, was generally attributable to our decision to temporarily restrict research and development expenses.

General and administrative. General and administrative expenses decreased 26.4% from RMB 7,673,688 in 2002 to RMB 5,648,593 in 2003. The decrease in general and administrative expenses is attributable to the simplification of our administrative organization. Noting the impact of SARS upon the Chinese economy, we took steps necessary to reduce our general and administrative expenses. General and administrative expenses were relatively consistent percentage of total revenue with 21.2% of total revenue for 2002 and 19.9% of total revenue for 2003. Despite a relatively significant decrease in general and administrative expenses, this increase in general and administrative expenses as a percentage of revenue resulted from a decrease in overall revenues over the same period.

Selling and distribution expenses. Selling and distribution expenses decreased 33.8% from RMB 5,518,837 in 2002 to RMB 3,651,118 in 2003. The decrease in selling and distribution expenses were due to our decision to reduce selling and distribution expenses in a challenged Chinese economic period. Selling and distribution expenses were 15.3% of total revenue for 2002 and 12.8% of total revenue for 2003. This decrease in selling and distribution expenses as a percentage of revenue was attributable to a reduction in overall revenues being overshadowed by a more significant reduction in selling and distribution expense.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have primarily financed our operations through debt financings, a private placement of Series A convertible preferred shares and cash flow from operations. Working capital needs are expected to continue to increase as we continue to develop and market our software products. Anticipated increases in net working capital are expected to be met from our cash flow from operations and the net proceeds of this offering.

Our operations provided cash of RMB 6,085,492 for the year ended December 31, 2004 and RMB 1,554,383 for the year ended December 31, 2003. This increase was primarily the result of increased profitability of the Company by increasing software sales and decreasing hardware sales. The Company recognizes higher margins on software sales than on hardware sales. The Company was able to reduce their receivables, advances to suppliers and inventory all of which resulted in an increase in cash from operations. These increases were partially offset by increased in other receivables, trade payables and advances from customers all of which resulted in a decrease in cash from operations. Prior to 2003, we experienced significant negative cash flows from our operating activities.

We used cash in investing activity of RMB 5,052,518 in 2002 and RMB 2,821,558 in 2003 to RMB 545,001 in 2004. Our net cash used in investing activity has primarily been used to develop our software suite. This decrease is primarily due to the fact that the majority of the costs for the development of our software suite was generally incurred early in the software’s development cycle.

During 2004, the Company used cash in financing activities of RMB 4,723,935. This amount was generally related to the repayment of an outstanding debt of RMB 4,800,000 that we incurred in 2003. During 2003, the Company financing activities provided cash of RMB 4,708,735 resulting from proceeds of a short term loan. During 2002, the Company used cash in financing activities of RMB 6,698,692 resulting from the payment of RMB 7,050,000 of short term loans.

We believe that our current cash and cash equivalents, cash flow from operations and the net cash proceeds from the minimum offering of $6,000,000 will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 30 months. We believe that our current cash and cash equivalents, cash flow from operations and the net cash proceeds from the maximum offering of $9,000,000, will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 40 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity or to obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Indebtedness

As of December 31, 2004, our amounts due to related parties was RMB 5,000,000 which was incurred in connection with our acquisition of the outstanding shares of e-Future Beijing. Such indebtedness is unsecured, interest free and has no fixed term of repayment. As of December 31, 2004, we did not have any other indebtedness, and we did not have any material debt securities or material mortgages or liens. In addition, as of December 31, 2004, we did not have any material contingent liabilities.

Except as otherwise disclosed herein, as of December 31, 2004, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other material contingent liabilities. In addition there has not been any material change in our indebtedness, commitments and contingent liabilities since December 31, 2004.

Holding Company Structure

We are a holding company with no operations of our own. All of our operations are conducted through our Chinese subsidiary, e-Future (Beijing) Tornado Information Tech Inc. (“Beijing e-Future”). As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon dividends and other distributions paid by Beijing e-Future. If Beijing e-Future incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends to us. In addition, Chinese legal restrictions permit payment of dividends to us by Beijing e-Future only out of its net income, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, Beijing e-Future is also required to set aside a portion (at least 10%) of its after tax net income, if any, each year for certain reserve funds. This reserve funds is not distributable as a cash dividend.

Off-Balance Sheet Arrangements

Except as described herein, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks and interest expense arising from our short-term bank borrowings which we expect to reduce or eliminate with a portion of the proceeds of this offering. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments and floating rate debt carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal and immaterial.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, to date, virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will decline. See “Risk Factors — Fluctuation of the Renminbi could materially affect our financial condition and results of operations.”

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as measured by the general consumer price index, was approximately 3.0%, (0.8)% and 0.7% in 2003, 2002 and 2001, respectively.

Taxation

We are not subject to any income taxes in the United States nor the Cayman Islands. We are subject to enterprise income taxes at a rate of 15% per annum in the People’s Republic of China. We are currently exempt from enterprise income taxes for our first two profit-making years, and we will benefit from a 50% tax exemption from the third to the fifth year. Since we did not make a profit until 2004, no provision for enterprise income tax has been made.

Contractual Obligations and Commerical Commitments

The following table sets forth our contractual obligations as of December 31, 2004:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Facility lease commitments	$283,710	$195,497	$88,213	—	—
Other contractual commitments (1)	$33,983	$33,983	—	—	—
Total contractual obligations	$317,693	$283,710	$88,213	—	—

(1)	Represents construction and remodeling expenses for our Beijing offices.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), Share-Based Payment. SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123 and supersedes APB Opinion No. 25. As originally issued in 1995, SFAS No. 123 established as preferable the fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. We will be required to apply SFAS No. 123(R) as of the first interim reporting period that begins after June 15, 2005, and plans to adopt it using the modified-prospective method, effective July 1, 2005. We are currently evaluating the impact SFAS No. 123(R) will have on us and, based on our preliminarily analysis, we expect that the adoption will not have a material impact on our financial statements.

In December 2004, the FASB issued SFAS Statement No. 153, “Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29.” This Statement amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The statement will be effective in January 2006. We do not expect that the adoption of SFAS No. 153 will have a material impact on our consolidated financial statements.

OUR BUSINESS

General

We are a leading provider of end-to-end integrated software and professional services for all participants in China’s supply chain front market. These participants include manufacturers, distributors, wholesalers, logistics companies and retailers throughout China.

Our solutions are specifically designed to optimize demand processes from finished goods to customer checkout, and to address supply chain management, business processes, decision support, inventory optimization, collaborative planning and forecasting requirements. Our software solutions business is enhanced and supported by our consulting services and ongoing maintenance on existing software installations.

Market Background

In the past, China’s supply chain infrastructure served to restrain economic development and limit the performance of local and foreign companies. Compared with other countries, China has been hampered by poor infrastructure, a disorganized distribution system, local protectionism, difficulties with cash flow and accounts receivable, and an antiquated legal system at national, regional and local levels. The difficulties are further evidenced by the following:

•	In 2000, logistics and transportation costs represented approximately 20% of the Chinese gross domestic product (“GDP”) compared with 10% in the United States and 14% in Japan. Interestingly, by September 2001, China’s total logistics and transportation costs reduced to 16.7% of China’s GDP.

•	The working capital turnover ratio in China ranges from 1.2 for manufacturing state-owned enterprises to 2.3 for commercial state-owned enterprises. In the United States, the average is between 15 and 20.

•	According to an Economist Intelligence Unit Limited report in December 2001, an average of 90% of a Chinese manufacturer’s time is spent on logistics, with just 10% on manufacturing.

•	Many commodities in China cost 40% to 50% more to transport than they would in the United States.

•	Transportation and warehousing costs in China equal 30% to 40% of the total cost of goods sold.

•	According to a Chinese State Council policy adviser, logistics inefficiency and lag time in receiving market information resulted in more than U.S. $480 billion worth of goods being stockpiled by year-end 2000, which was equivalent to 45% of China’s GDP.

In recent years, the Chinese government has committed significant effort to modernize China’s logistics and transport infrastructure. In particular, China’s accession to the World Trade Organization in 2001 emphasized the liberalization and modernization of China’s economic system. Under China’s WTO agreement, the country will progressively remove the restrictions that prevent foreign companies from participating in the logistics and transportation sectors. We also expect China’s WTO status to stimulate China’s growth by opening its economy to competition and encouraging collaboration between local and foreign companies.

Participants in China’s supply chain are currently facing intensifying competition, fluctuating demand, evolving retail channels and increasing globalization. Sales are pressured, margins are compressed through intensified competition and most companies are trying to achieve improved results with fewer people. As a result, small and large Chinese companies are increasingly seeking technology solutions to better manage their increasingly complex businesses, improve their operating efficiencies and financial performance, and strengthen their relationships with customers and suppliers. Despite the fact that Chinese businesses traditionally have low technology adoption rates, we believe that China’s rapid economic development will require Chinese companies to look to source ready-made solutions for supply chain management.

China’s Economic Development

China’s population is expected to grow by roughly 15 million people per year. The country’s gross national product is expected to increase at a rate of 8% to 9% per year. The tremendous potential of this market is noted by the fact that 400 of the world’s largest 500 companies are investing in China. From 1995 to 1999, these companies invested more than U.S. $230 billion.

These development factors have produced a burgeoning consumer goods market, as the spending power and aspirations of consumers rise. In response, industries are consolidating and modern retailers are penetrating second-tier and even some third-tier Chinese cities. The need to modernize China’s supply chain infrastructure is increasing at a dramatic rate. The appearance of modern retailers in China is also generating demand for more efficient and reliable systems and services.

e-Future Solutions

We are a leading provider of end-to-end integrated software and professional services for all participants in China’s supply chain market. These participants includes manufacturers, distributors, wholesalers, logistics companies and retailers throughout China. We offer a wide range of retail specific professional services to help clients rapidly achieve the benefits of our solutions, including project management, system planning, design and implementation, custom configurations, outsourcing training and support services.

Our software products and services are designed to provide the following benefits:

Our software offers a broad set of solutions for the Chinese supply chain. We believe our solutions are collectively the broadest, most functional set of end-to-end, demand-driven industry leading software solutions available to participants in the Chinese supply chain. Integration costs often represent a significant expenditure for large enterprise systems. We offer integration tools and services that reduce the overall effort required to deploy our solutions compared with our competitors. We also believe our broad solution suite encourages customers to adopt our solutions as an internal standard for business applications, allowing them to simplify their technology partner relationships while reducing the overhead of managing multiple versions of products from disparate providers.

Our software offers enhanced decision making and responsiveness to consumer demands. Our solutions help customers better understand and fulfill consumer demands while improving operational efficiency. Our products enable vast amounts of consumer, sales and inventory data to be rapidly collected, organized, distributed and analyzed. Our customers can explore “what if” merchandising plans, track and analyze performance, business results and trends, monitor strategic plans, quickly implement operational strategies based upon sophisticated fact-based optimization techniques and adjust to changes in consumer purchasing patterns.

Our software is highly scalable. We have designed our software to be demand-driven with the goal of reducing our customers’ risk of making large investments in software that fails to expand with the customers’ businesses.

Our software offers improved inventory management. Our solutions enable customers to continuously monitor and reduce inventory levels, achieve higher gross margins, improve their inventory turnover rates and more effectively manage their order and distribution processes. We provide our clients with tools for vendor analysis, stock status monitoring, sales capture and analysis, merchandise allocation and replenishment, purchase order management and distribution center management.

We focus our business on the entire Chinese supply chain market that ranges from distribution to logistics to retail operations. Our e-Future ONE product series is a one-stop solution to address a litany of operational and strategic complexities that market participants must master in order to effectively and efficiently operate in the Chinese economy.

Our solutions integrate industry know-how with predictive information technologies, consulting services and the best practices of leading Chinese companies to help our clients create, manage and fulfil customer demand. Our solutions can be deployed individually to meet specific needs, or as part of a scalable and fully-integrated, end to end solution. The primary software solutions consist of three independently deployable groups of products: Foundation Solutions, Collaborative Solutions; and Intelligent Solutions.

Foundation Solutions:

Type of Customer	e-Future ONE Solution
Manufacturer	e-Future ONE Visual DRP (Visual Distribution Resources Planning Solution)

Distributor	e-Future ONE DMS (Distributor Management System Solution)

Retailer	e-Future ONE POS-ERP (Multi-Format Retail Enterprises Resources Planning Solution)

Logistics/Distributor	e-Future ONE LRP (Logistics Resources Planning Solution)

Collaborative Solutions:

Type of Customer	e-Future ONE Solution
Manufacturer	e-Future ONE CRM/VMI/CPFR Solution

Retailer	e-Future ONE SCM/CRM (Visual Supply Chain Management and Customer Relationship Management Solutions)

Third Party ASP Operator	e-Future ONE ESCM/e-Market Place (e-Supply Chain Management and e-Marketplace Solutions)

Intelligent Solutions:

Type of Customer	e-Future ONE Solution
Retailer	e-Future ONE BI/CM/Cleve (Business Intelligent, Category Management and Market Analysis Solution)

Our software solutions include:

•	e-Future ONE POS-ERP is a software solution designed to meet the demands of retailers for goods flow, order flow, information flow and cash flow management, including merchandise operations management, merchandise planning and optimization, integrated store operations, financial management and logistics management from headquarters to regional headquarters to regional distribution centers to multi-format chain stores. This program is suitable for the operation of many retail formats, such as department stores, malls, supermarkets, hypermarkets, convenience stores, grocery stores, and specialty stores.

•	e-Future ONE Visual-DRP is a web-based product designed to meet the distribution and network management needs of manufacturers. Based on IBM Websphere middleware, this program employs a 3-layer structure and combines advanced management models with up-to-date information technology methods to establish independent distribution channels with operations expanding to nationwide retail terminals. Customers who would benefit from this solution include large manufacturers of clothing, household appliances, automobiles, and tobacco.

•	e-Future ONE SCM is a product designed for synergistic distribution designed to promote collaborative business between retailers and their suppliers. Developed with IBM Websphere application software, this program gives support to upstream enterprises to participate in retailing enterprises’ vendor managed inventory processes and provides online analyses via the Internet. It enables retailers and suppliers to share consistent and accurate information such as promotion, sales and inventory data. Retailers and suppliers use this information to identify sales forecast exceptions, prevent out-of-stocks and reduce inventories. It also can help suppliers to verify their bills and confirm replenishment orders.

•	e-Future ONE CPFR/VMI is a program that provides customers with collaborative planning, forecasting and replenishment features. This solution collects, manages and analyzes supply and demand chain data to enable rapid response to changes in market conditions. It employs industry standards to accelerate the execution of the order flow and improve the accuracy of planning.

•	e-Future ONE CRM is a system tool mining and analyzing customer data for retailing operations. It helps retailers to identify, acquire, activate, serve and retain the most profitable customers. It can also help retailers find, promote and expand potential customers.

•	e-Future ONE BI is a program designed for intelligent distribution. This solution turns data about retail customers, merchandise and operations into knowledge that provides greater insight into performance and empowers retailers to make more informed decisions, gain a competitive advantage, strengthen customer and vendor loyalty, and improve profitability.

To date, we have provided our products and services to businesses located throughout China, as indicated below:

Consulting Services

Our consulting services group consists of business consultants, systems analysts and technical personnel with extensive retail, manufacturing, and wholesale industry experience. The consulting services group assists our customers in all phases of systems implementation, including systems planning and design, customer-specific configuration of application modules, and on-site implementation or conversion from existing systems. We also offer a variety of post-implementation services designed to maximize our customers’ return on software investment, which include enhanced utilization reviews and business process optimization.

Maintenance Services

Following the installation of our software solutions, clients will typically require ongoing maintenance support to ensure the efficient operation of their system. These services include:

•	database operation maintenance, space management, data migration and database tune-ups;

•	system servicing, device management, system updating and version control;

•	application servicing, debugging, real-time servicing, and application of interfaces with other business systems;

•	24 hour call center services; and

•	training in ongoing system operation.

Our Strategy

Our goal is to help our customers execute their business strategies by providing them with overall, one-stop software solutions and service to enhance their effectiveness, improve customer relationships, prevent out-of-stock scenarios and reduce total cost in the Chinese supply chain. In pursuing this goal, we intend to maintain and expand our status as a leading provider of fully scalable software solutions. Key elements of our strategy include:

•	Increase our market share. We believe that as the Chinese economy continues to develop, Chinese companies will compete with international businesses at an increasing rate. Consequently, Chinese businesses will need to streamline their operations in order to maximize their competitive position. In order to increase our overall market share, we will focus on increasing the amount of business we do with the following customers:

Manufacturers. While we currently license our software solutions to some of the largest companies in China, we intend to focus a large part of our marketing efforts in this sector.

Distributors. We currently work with distributors in more than 130 different cities in China. Through our continued growth and development, we expect to license our software solutions to distributors in more than 200 cities within the next several years.

National Chain Retailers. We currently license our products to national chain retailers throughout more than 70 Chinese cities. We expect to license additional products to additional customers in more than 120 cities within the next several years.

•	Provide services that generate high customer satisfaction levels. Chinese companies in our market are strongly influenced by formal and informal references. We believe that we have the opportunity to expand market share by providing high levels of customer satisfaction with our current customers, thereby fostering strong customer references to support sales activities.

•	Provide tangible, measurable return on investment. By leveraging our success with our existing clients and a renewed focus on small-to-medium size businesses in China, we believe that we are uniquely positioned to become the preferred application and technology architecture provider for software solutions to the Chinese supply chain. We believe that our strong performance and reputation can be leveraged to develop a leading technology and best in business standard.

•

Anticipate a rise in the need for Chinese supply chain management services. We anticipate that an expanding market and increasing customer demand will position the Chinese supply chain as a competitive differentiator. Since the Chinese government and industry now recognize the impact of China’s supply chain performance gap, status quo performance will no longer be acceptable to consumers. As we continue to firmly establish our company in the supply chain management arena, we stand to benefit as demand for our services increases.

Customers

We provide end to end software solutions to all participants in China’s supply chain market. These customers include manufacturers, distributors, wholesalers, logistics companies and retailers throughout China. Currently, our software solutions are utilized:

•	in all provinces in China other Taiwan and Macao;

•	in more than 180 cities;

•	by more than 360 clients, including over 190 retailers, over 170 distributors, and six manufacturers.

•	by more than 25 companies listed on public markets in Shanghai, Shenzhen, Hong Kong or Singapore;

•	by six foreign-owned enterprises;

•	by more than 4,922 multi-format stores;

•	by over 30 out of the top 100 retailers and nine of the top 30 largest retailers in China;

•	at more than 1,200 distribution nodes; and

•	at more than 19,211 retailing points-of-sale.

Our manufacturing customers include:

•	Procter & Gamble China, the Chinese venture of the American consumer products manufacturer; and

•	Haier Group, China’s leading household appliance manufacturer.

Our retailing customers include many of the largest retailers in China including:

•	Suning Appliance, China’s second largest electronics chain;

•	Beijing Wangfujing Department Store (Group) Inc., the first large, state-operated department store in Chinese history;

•	Parkson China Group, the Chinese arm of the largest department store chain in Malaysia;

•	Wuhan Wushang Group Co., Ltd., a large department store chain;

•	Wuhan Zhongbai Group, Co., Ltd., a large supermarket chain;

•	Wumart Stores, Inc., a large chain of supermarkets and convenience stores; and

•	Beijing SOGO, a Beijing department store owned by SOGO Group, a Japanese retailer.

Our distribution and logistics customers include:

•	Yoshinoya D&C Co., Ltd., a Japanese fast food chain; and

•	Changan Minsheng Logistics Inc., the outsourcing service for Changan-Ford Automobile Co., Ford Motor Company’s Chinese joint venture.

Our Strengths

Our strengths include:

•	Ability to leverage current engagements. Since our inception, we have developed an impressive litany of clients. By providing our solutions on a cost efficient basis and following through with outstanding client support, we have the ability to generate additional projects from our existing client base.

•	Ability to leverage our knowledge of Chinese business culture. Many of our competitors are based outside of China. As our operating subsidiary is based in Beijing, we are in a unique position to emphasize Chinese culture and business knowledge to obtain new customers. We believe that many Chinese businesses would prefer to hire a Chinese company to assist in their business operations if a Chinese company exists with the ability to fulfill the customer’s needs on a timely and cost-efficient basis.

•	Ability to leverage our marketing activities with other businesses. Our ability and willingness to co-market with larger organizations allows us to obtain access to business opportunities that may not otherwise be available to companies our size. From time to time, we have entered into joint marketing arrangements with other computer and software companies. Pursuant to these arrangements, we are able to offer our solutions as part of a multi-faceted supply chain management arrangement with larger and more prestigious companies.

•	Experienced, Successful Executive Management Team. Our executive management team has significant experience and success in the supply chain management industry. They will be able to draw on their knowledge of the industry, their sales and marketing experience and their relationships in the industry.

•	Ability to leverage China’s cost structure. As one of the leading Chinese companies in the field, we believe that we possess an inherent advantage over foreign participants in our industry. Specifically, as a Chinese company, we can operate our business on a much more cost effective basis. These costs savings are reflected in lower costs to our customers for comparable work.

Competition

We encounter competitive products from a variety of vendors. We believe that while our markets are still subject to intense competition, the number of significant competitors for business in China is relatively limited. We believe the principal competitive factors in our markets are cultural differences, feature and functionality, product reputation and quality of reference accounts, vendor viability, retail and demand chain industry expertise, total solution cost, technology platform and quality of customer support.

A few of our existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical, marketing and other resources than we do, which could provide them with a significant competitive advantage over us. In addition, we could face competition from large, multi-industry technology companies that have historically not offered an enterprise solution set to the Chinese supply chain market. Further, the enterprise software market is consolidating and this may result in larger, new competitors with greater financial, technical and marketing resources than we possess. Such a consolidation trend could negatively impact our business. This consolidation trend is evidenced by SAP AG’s announcement on February 28, 2005 of a cash tender offer to purchase all of Retek, Inc.’s outstanding shares, which was followed on March 8, 2005 by a competing cash tender offer from Oracle Corporation to purchase all of Retek, Inc.’s outstanding shares. Oracle Corporation does not currently compete with our retail specific products. It is difficult to estimate what effect either of these proposed acquisitions, if finalized, would have on our competitive environment. We cannot guarantee that we will be able to compete successfully against our current or future competitors, or that competition will not have a material adverse effect on our business, operating results and financial condition.

Proprietary Rights

Our success and competitive position is dependent in part upon our ability to develop and maintain the proprietary aspect of our technology. The reverse engineering, unauthorized copying, or other misappropriation of our technology could enable third parties to benefit from our technology without paying for it.

We rely on a combination of trademark, trade secret, copyright law and contractual restrictions to protect the proprietary aspects of our technology. We seek to protect the source code to our software, documentation and other written materials under trade secret and copyright laws. While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States.

We license our software products under signed license agreements that impose restrictions on the licensee’s ability to utilize the software and do not permit the re-sale, sublicense or other transfer of the software. Finally, we seek to avoid disclosure of our intellectual property by requiring employees and independent consultants to execute confidentiality agreements with us and by restricting access to our source code.

We license and integrate technology from third parties in certain of our software products. Our third party licenses generally require us to pay royalties and fulfill confidentiality obligations. If we are unable to continue to license any of this third party software, or if the third party licensors do not adequately maintain or update their products, we would face delays in the releases of our software until equivalent technology can be identified, licensed or developed, and integrated into our software products. These delays, if they occur, could harm our business, operating results and financial condition. It is also possible that intellectual property acquired from third parties through acquisitions, mergers, licenses or otherwise may not have been adequately protected, or infringes another parties intellectual property rights.

There has been a substantial amount of litigation in the software and Internet industries regarding intellectual property rights. It is possible that in the future third parties may claim that our current or potential future software solutions infringe their intellectual property. We expect that software product developers and providers of e-commerce products will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlap. In addition, we may find it necessary to initiate claims or litigation against third parties for infringement of our proprietary rights or to protect our trade secrets. Although we may disclaim certain intellectual property representations to our customers, these disclaimers may not be sufficient to fully protect us against such claims. We may be more vulnerable to patent claims since we do not have any issued patents that we can assert defensively against a patent infringement claim. Any claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or license agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could have a material adverse effect on our business, operating results and financial condition.

Our standard software license agreements contain an infringement indemnity clause under which we agree to indemnify and hold harmless our customers and business partners against liability and damages arising from claims of various copyright or other intellectual property infringement by our products. We have never lost an infringement claim and our costs to defend such lawsuits have been insignificant. Although it is possible that in the future third parties may claim that our current or potential future software solutions or we infringe on their intellectual property, we do not currently expect a significant impact on our business, operating results, or financial condition.

Employees

As of June 21, 2005, we had 185 employees, all of whom were based in China. Of the total, five were in management, 72 were in technical support, 66 were in research and development, 31 were engaged in sales and marketing, and 11 were in financial affairs and administration. We believe that our relations with our employees are good. We have never had a work stoppage, and none of our employees are subject to a collective bargaining agreement.

Our future operating results depend significantly upon the continued service of our key technical and senior management personnel, and our continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that we will retain our key managerial or technical personnel or that we can attract, assimilate and retain such personnel in the future. If we are unable to hire and retain qualified personnel in the future, or if we are unable to assimilate the employees from any acquired businesses, such inability could have a material adverse effect on our business, operating results and financial condition.

Sales Organization Compensation

We employ a sales staff designed to effectively market our suite of software solutions throughout China. Our ability to continue to grow our business is directly tied to the performance of our sales force. We structure our sales force compensation on a commission basis. Theoretically, each of our salespersons can earn more than each of our executive officers, and in recent years, several have achieved such distinction.

MANAGEMENT

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position
Adam Yan (1)	37	Chief Executive Officer, Director and Founder
Qicheng Yang (1)	39	Chief Technology Officer and Founder
Hongjun Zou (1)	37	Chief Operating Officer and Founder
Johnson Li (1)	38	Vice President and Founder
Zhou Kefu (1)	50	Chief Architecture Officer
L. McCarthy Downs, III (2)	52	Director
Ming Zhu (3)(4)	46	Director
Dong Cheng, Ph.D. (1)(4)(5)(6)	37	Director
Wenhua Tong (1)(5)(6)	34	Director
Xin Wu	34	Director
Chaoyong Wang (1)(4)(5)(6)	34	Director

(1)	The individual’s business address is c/o e-Future Information Technology Inc., 3/F, Tower E2, Orient Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing 100738.

(2)	Mr. Downs’ business address is c/o Anderson & Strudwick Incorporated, 707 East Main Street, 20th Floor, Richmond, Virginia 23219.

(3)	Mr. Zhu’s business address is c/o RMCC International, Inc. 6724 Patterson Avenue, Richmond, Virginia 23226.

(4)	Member of audit committee.

(5)	Member of compensation committee

(6)	Member of corporate governance committee.

Adam Yan. Mr. Yan is our Chief Executive Officer. He founded e-Future in 1997. From 1991 to 1997, Mr. Yan served as the general manager of the Bangda Information Industry Center of the Haikou Financial Bureau in the Hainan province of China. Mr. Yan received a bachelor’s degree in computer science and a master’s degree in machine vision engineering from Chonqing University in China.

Qicheng Yang. Mr. Yang has served as our Chief Technology Officer since 1997. From 1995 to 1997, Mr. Yang served as the Chief Technology Officer of Hainan Fujie Industrial Inc., an information technology company delivering software and system integration services in the Hainan province of China. From 1993 to 1995, he served as a manager in the system network department of Hainan Zhouli Sci-Tech Industrial Inc., an information technology company delivering software and system integration services in the Hainan province of China. From 1990 to 1993, Mr. Yang taught computer courses at Huazhong University of Science and Technology. He received a bachelor’s degree in automatic control and a master’s degree in automatic control from Huazhong University of Science and Technology in China.

Hongjun Zou. Mr. Zou has served as our Chief Operating Officer since 1997. From 1993 to 1997, Mr. Zou served as Chief Technology Officer of Shenzhen Bistep Sci-Tech Inc., an information technology company providing multi-media development platform software to various industries in China. Mr. Zou received a bachelor’s degree in computer science from Chongqing University in China.

Johnson Li. Mr. Li has served as our Vice President since 1997. From 1994 to 1997, Mr. Li served as a manager of the project implementation department of Hainan Fujie Industrial Inc., an information technology company delivering software and system integration services in the Hainan province of China. Mr. Li received a bachelor’s degree in computer science from China People’s Police Officer University in China.

Zhou Kefu. Mr. Kefu has served as our Chief Architecture Officer since 2002. From 1995 to 2002, Mr. Kefu served as Senior Programmer and Analyst at the information System division of Wal-Mart Stores, Inc. in Bentonville, Arkansas. From 1992 to 1994, he served as a programmer for International Business Machines in Charlotte, North Carolina. Mr. Kefu received a bachelor’s degree in electronics from Xi’an JiaoTong University and a master’s degree in computer science from The University of North Carolina, Charlotte.

L. McCarthy Downs, III. Mr. Downs has served as a director since 2005. Mr. Downs is Senior Vice President of Anderson & Strudwick, Incorporated, a registered broker-dealer (“A&S”) that is serving as the Company’s Placement Agent for this Offering. He has been the manager of A&S’ Corporate Finance department since 1990 and has been involved in several public and private financings for real estate investment trusts and other companies. He also serves as a director of Southern Commerce Bank in Tampa, Florida. Mr. Downs received a Bachelor of Science degree in Business Administration from The Citadel and obtained a master’s degree in Business Administration from The College of William and Mary.

Ming Zhu. Mr. Zhu has served as a director since 2005. Mr. Zhu is an international business consultant with RMCC International, Inc., a Richmond, Virginia based import/export consulting firm. Mr. Zhu received a bachelor’s degree in English from Beijing Second Foreign Language Institute and a master’s degree in tourism and business from Virginia Commonwealth University.

Dong Cheng, Ph.D. Dr. Cheng has served as a director since 2005. Since 2002, Dr. Cheng has served as a Full Professor at the Business School at Renmin University of China (“Renmin University”). From 1995 to 2002, Dr. Cheng served as an Associate Professor at Renmin University, and from 1993 to 1995, Dr. Cheng served as an Assistant Professor at Renmin University. Dr. Cheng has written numerous articles on the development of Chinese business practices. Dr. Cheng received a bachelor’s degree and a master’s degree in computer software from Xi’an Jiao Tong University in China. He also received a doctorate degree in Computer Science from Peking University in Beijing, China and a doctorate degree in Business Administration from Renmin University.

Wenhua Tong. Mr. Tong has served as a director since 2005. Since April 2005, Mr. Tong has been employed as the Manager of Channel and Alliance for the Asia Pacific Retail Store Solutions Division of IBM China Company Ltd. From 2003 to 2005, he served as the

General Manager for the Greater China Group Retail Store Solutions Division of IBM China Company Ltd. (the “Solutions Division”). From 2002 until 2003, Mr. Tong served as the manager of the Solutions Division. During 2001, Mr. Tong served as the Solution Manager for the Distribution Industry Solution Unit of IBM China Company Ltd. (“DISU”) and completed an assignment as an e-business solution specialist in Vancouver, Canada for IBM Canada. From 2000 to 2001, Mr. Tong served as a Client Manager of DISU. During 1999, Mr. Tong served as a Client Team Leader for North China for DISU. Mr. Tong has received numerous awards from IBM throughout his career. Mr. Tong received a bachelor’s degree in engineering (automatic control) and a bachelor’s degree in economics (industrial foreign trade) from Beijing Polytechnic University.

Xin Wu. Mr. Wu has been a director of the Company since 2001. Since 2000, Mr. Wu has been a partner in Shanghai NewMargin Ventures, one of China’s oldest domestic venture capital companies. From 1999 to 2000, he served as an associate in Chase Asia Equity Partners, an affiliate of Chase Capital Partners, the private equity investment unit of The Chase Manhattan Corporation. From 1994 to 1997, Mr. Wu served in various positions with Robertson, Stephens & Company, an investment banking firm headquartered in San Francisco, California. Mr. Wu received a bachelor’s degree in electrical engineering from the University of Illinois at Urbana-Champaign and a master’s degree in Engineering – Economic Systems from Stanford University.

Chaoyong Wang. Mr. Wang has been a director since 2005. In 1999, Mr. Wang founded ChinaEquity Investment Co., Ltd., a China-based independent venture capital firm which focuses on the technology, media and telecommunications sectors in China (“ChinaEquity”). Mr. Wang currently serves as the Chairman and Chief Executive Officer of ChinaEquity. Prior to founding ChinaEquity, Mr. Wang spent 12 years in the investment banking and financial services industry with Chase, Standard & Poors, Morgan Stanley and China Development Bank. Mr. Wang currently serves on the Board of Directors of several companies including, Baidu.com, Huayi Brothers, Readers Network, Infront Asia, Rising Tech. Co., Longshine Info. Co., and Futong Tech Co. He also serves as an advisor to the Global Environment Funds, co-sponsored by the World Bank and the Chinese State Economic and Trading Commission and an advisor to the Economic Commission of the Beijing Municipal Government. Mr. Wang received a bachelor’s degree from Huazhong University of Science and a master’s degree in business administration from Rutgers University. Mr. Wang has also attended the Senior Executive Program of Harvard University and Tsinghua University.

Executive Compensation

The following table shows the estimated annual compensation paid by us for the year ending December 31, 2004 to our executive officers.

Summary Compensation Table

	Annual Compensation
Name	Year	Salary	Bonus	Ordinary Shares Underlying Options	Other Annual Compensation	All Other Compensation
Adam Yan	2004	$16,076	—	—	—	—
Chairman and Chief	2003	$16,746	—	—	—	—
Executive Officer	2002	$22,886	—	3,072	—	—

Qicheng Yang	2004	$18,164	—	—	—	—
Chief Technology Officer	2003	$19,299	—	—	—	—
	2002	$24,445	—	2,579	—	—

Hongjun Zou	2004	$15,728	—	—	—	—
Chief Operating Officer	2003	$16,384	—	—	—	—
	2002	$21,328	—	2,777	—	—

Johnson Li	2004	$14,684	—	—	—	—
Vice President	2003	$15,296	—	—	—	—
	2002	$18,537	—	12,380	—	—

Kefu Zhou	2004	$17,921	—	—	2,900	—
Chief Architecture Officer	2003	$19,041	—	—	2,900	—
	2002	—	—	7,935	—	—

Stock Option Plan and Grants

In 2001, we adopted a short-term option plan for our employees. The following table provides a summary of our stock options currently outstanding as of the date of this prospectus. We are not eligible to issue additional options under this plan.

Name	Number of Securities Underlying Options	% of Total Options Granted in Fiscal Year	Exercise Price Per Year ($)	Expiration Date
Adam Yan (2002)	3,072	4.9	4.705	April 18, 2012
Qicheng Yang (2002)	2,579	4.1	4.705	April 18, 2012
Hongjun Zou (2002)	2,777	4.4	4.705	April 18, 2012
Johnson Li (2002)	12,380	19.8	4.705	April 18, 2012
Zhou Kefu (2002)	7,935	12.7	4.705	April 18, 2012
Other Employees (2002)	33,756	54.0	4.705	April 18, 2012
Total	62,499	100.0	—	—

Director Duties

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Director Compensation

All directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive $2,000 per Board of Directors meeting attended. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Employment Agreements

On April 9, 2005, we entered into labor contracts with each of our executive officers. Except as noted in the chart below, each of these agreements have similar terms, including:

•	Each employee will be eligible to participate in a bonus pool equal to 5% of our yearly net profit. Our Board of Directors or the Compensation Committee will allocate the distributions of this pool developed by the Board of Directors or its compensation committee;

•	We will withhold 20% of each employee’s salary as contingent salary to be paid only if we meet financial goals to be determined by the Board of Directors on a yearly basis;

•	We may terminate a labor agreement without notice in the event of (i) an employee’s violation of our policies; (ii) dereliction of duties on the part of the employee; or (iii) criminal violation on the part of the employee;

•	We may terminate a labor agreement upon 30 days prior written notice (i) in the event of an employee’s disability; (ii) in the event of an employee’s inability to perform employment duties; (iii) following the completion of this offering, but we are obligated to attempt to reassign such employee to another position.

•	To the extent we terminate an employee following this offering, we shall pay the employee a severance amount equal to the product of his monthly salary multiplied by one greater of (i) one or (ii) the number years we employed the employee.

•	To the extent we terminate an employee following this offering and reassign the employee to a new position that receives a lessee salary, we shall pay the employee an amount equal to six times the difference between the employee’s new salary and his prior salary.

•	The employee may terminate his employment upon 30 days written notice or immediately upon our breach of the labor agreement.

•	To the extent an employee terminates his employment, he will not be eligible for any payment beyond the date of termination.

•	Employees are subject to confidentiality provisions relating to our intellectual property.

The following chart shows the titles and salaries of our executive officers.

Officer	Title	Monthly Compensation
Adam Yan	Chief Executive Officer	$1,944
Qicheng Yang	Chief Technology Officer	$1,997
Hongjun Zou	Chief Operating Officer	$1,915
Johnson Li	Vice President	$1,707
Kefu Zhou	Chief Architecture Officer	$1,795

Limitation of Director and Officer Liability

Pursuant to our Memorandum and Articles of Association, every director or officer and the personal representatives of the same shall be indemnified and secured harmless out of our assets and funds against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him or her in or about the conduct of our business or affairs or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning us or our affairs in any court whether in the Cayman Islands or elsewhere. No such director or officer will be liable for: (a) the acts, receipts, neglects, defaults or omissions of any other such Director or officer or agent; or (b) any loss on account of defect of title to any of our property; or (c) account of the insufficiency of any security in or upon which any of our money shall be invested; or (d) any loss incurred through any bank, broker or other similar person; or (e) any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgment or oversight on his or her part; or (f) any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers authorities, or discretions of his or her office or in relation thereto, unless the same shall happen through his or her own dishonesty.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of June 20, 2005 and as adjusted to reflect the sale of the ordinary shares offered by us in this offering, for each person known by us to beneficially own 5% or more of our ordinary shares, all of our executive officers and directors individually and as a group, and each other selling shareholder who may participate in this offering.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons that are exercisable within 60 days of June 20, 2005, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 1,500,000 shares outstanding as of June 20, 2005, which assumes the conversion of the Series A preference shares, and 3,000,000 ordinary shares outstanding after completion of this offering.

	Amount of Beneficial Ownership (1)	Percentage Ownership Before Offering (2)	Percentage Ownership After Minimum Offering (2)	Percentage Ownership After Maximum Offering (2)
Adam Yan (3)	404,734	26.6%	16.1%	13.4%
Qicheng Yang (4)	115,511	7.7%	4.6%	3.8%
Hongjun Zou (5)	216,820	14.4%	8.7%	7.2%
Johnson Li (6)	188,445	12.3%	7.5%	6.2%
Zhou Kefu (7)	5,951	*	*	*
L. McCarthy Downs, III	—	*	*	*
Ming Zhu	—	*	*	*
Dong Cheng, Ph.D.	—	*	*	*
Wenhua Tong	—	*	*	*
Xin Wu (8)	578,124	38.5%	23.1%	19.3%
Chaoyong Wang	—	*	*	*
C Tech Fund	508,750	33.9%	20.3%	17.0%
e-millenium Limited	69,374	4.6%	2.8%	2.3%
All directors and executive officers as a group (11 people) (9)	1,503,364	96.2%	58.7%	49.1%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.

(2)	The number of our common shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such person. The calculation of this number also assumes the prior conversion of all of our Series A preferred shares into ordinary shares.

(3)	Includes currently exercisable options to purchase 3,027 ordinary shares and currently exercisable options to purchase 18,234 ordinary shares that are held by Mr. Yan for the benefit of employees.

(4)	Includes currently exercisable options to purchase 2,579 ordinary shares.

(5)	Includes currently exercisable options to purchase 2,777 ordinary shares.

(6)	Includes currently exercisable options to purchase 12,380 ordinary shares and currently exercisable options to purchase 15,522 ordinary shares that are held by Mr. Li for the benefit of employees.

(7)	Includes currently exercisable options to purchase 7,935 ordinary shares.

(8)	Includes 508,750 ordinary shares held by C Tech Fund and 69,374 ordinary shares held by e-millenium fund, both of whom are affiliates of Mr. Wu.

(9)	Includes currently exercisable options to purchase 62,499 ordinary shares.

RELATED PARTY TRANSACTIONS

Registration Rights

We have entered into a Registration Rights Agreement with C Tech Fund and e-millenium Limited (the “Venture Investors”) as of                     , 2005. Pursuant to this agreement, the Venture Investors are entitled registration rights for the ordinary shares held by them after this offering. Specifically, the Venture Investors will have one demand registration right to require us to use our best efforts to register the ordinary shares held by them prior to the completion of this offering. In most cases we will bear all registration expenses (other than underwriting discounts and the fees and expenses of counsel to the Venture Investors).

We have entered into a Warrant Agreement with our underwriter in connection with this offering. Pursuant to this agreement, we have granted the underwriter with the following registration rights relating to the shares underlying the warrant granted to the underwriter as partial consideration for services rendered in connection with this offering:

•	The underwriter will have one demand registration right to require us to use our reasonable best efforts to register the resale of the ordinary shares underlying the warrant we will grant to the underwriter.

•	The underwriter’s demand registration right will expire five years following the effective date of this offering;

•	If we register any ordinary shares at any time, either for our account or for the account of any shareholder, the underwriter is entitled to request that we use our best efforts to include of their ordinary shares. This “piggyback” registration right shall expire seven years following the effective date of this offering;

•	In most cases, we will bear all registration expenses (other than underwriting discounts), including the fees and expenses of counsel to the underwriter.

Finder’s Fee

Upon the closing of this offering, our underwriter shall pay a 1% finder’s fee to RMCC International, Inc. (“RMCC”). Mr. Zhu, one of our directors, serves as the Executive Vice President of RMCC. To the extent we satisfy the minimum offering size of this offering, our underwriter shall pay RMCC $60,000 for its services. Upon the closing of an offering that meets the maximum offering size, our underwriter shall pay RMCC $90,000 for its services.

Amounts Due from a Related Party

Following our acquisition of our operating subsidiary, e-Future Beijing, we have utilized the services of Hainan Future Company in connection with our operations. As of December 31, 2004, we were indebted to Hainan Future Company for such services in the amount of $322,998. This indebtedness is unsecured, interest-free and has no fixed terms of repayment. Mr. Yan, our Chairman and Chief Executive Officer, and Mr. Yang, our Chief Technology Officer, were formerly the two shareholders of Hainan Future Company. As of the date of this prospectus, the shareholders and directors of Hainan Future Company are not affiliated with our company.

Amounts Due from Shareholders

In 2001, we loaned $15,725 to Qicheng Yang, our Chief Technology Officer, and $7,353 to Johnson Li, our Vice President, for the purchase of personal property. As of December 31, 2004, the principal balance of Mr. Yang’s loan was $4,043, and the balance of Mr. Li’s loan was $2,478. These loans were unsecured, interest-free and had no fixed terms of repayment. Mr. Yang repaid his loan on                     , 2005, and Mr. Li repaid his loan on                     , 2005.

In connection with the creation of our holding company structure in 2001, we issued ordinary shares to certain individuals and loaned funds necessary to satisfy required capital requirements ($0.01 per ordinary share). These individuals included each of our executive officers. These debts were unsecured, interest-free and had no fixed terms of repayment. As of December 31, 2004, our shareholders had repaid all outstanding amounts.

Amounts Due to Related Parties

In connection with the acquisition of our operating subsidiary, e-Future Beijing, we issued debt in the aggregate principal amount of $604,120 to the two shareholders of e-Future Beijing, Johnson Li, our Vice President, and Hainan Future Company. Mr. Yan, our Chairman and Chief Executive Officer, and Mr. Yang, our Chief Technology Officer, were the equity holders of Hainan Future Company at this time. As of the date of this prospectus, the shareholders and executive officers of Hainan Future Company are unaffiliated with our company. As of December 31, 2004, we owed Hainan Future Company $483,296 and Mr. Li $120,824. These balances are unsecured, interest-free and have no fixed terms of repayment.

DESCRIPTION OF SHARE CAPITAL

Our authorized capital stock consists of 6,613,756 ordinary shares, par value $0.0756 per share. As of the date of this prospectus, 1,500,000 ordinary shares are issued and outstanding. An additional 64,499 shares of ordinary shares have been reserved for issuance upon exercise of options. The following summary description relating to our capital stock does not purport to be complete and is qualified in its entirety by our Memorandum and Articles of Association, which are available upon request.

Ordinary Shares

Holders of ordinary shares are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors. The holders of ordinary shares are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore and subject to any preference of any then authorized and issued preferred stock. See “Dividend Policy.” Such holders do not have any preemptive or other rights to subscribe for additional shares. All holders of ordinary shares are entitled to share ratably in any assets for distribution to shareholders upon the liquidation, dissolution or winding up of the Company, subject to any preference of any then authorized and issued preferred stock. There are no conversion, redemption or sinking fund provisions applicable to the ordinary shares. All outstanding ordinary shares are fully paid and nonassessable.

Board of Directors and Board Committees

Our board of directors consists of seven members. We expect that all current directors will continue to serve after this offering. There are no family relationships between any of our executive officers and directors.

A director may vote in respect of any contract or transaction in which he is interested, provided however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof that a director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The corporate governance committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues.

Limitations on the Right to Own Shares

There are no limitations on the right to own our shares.

Limitations on Transfer of Shares

Our Articles of Association gives our directors, at their discretion, the right to decline to register any transfer of shares.

Disclosure of Shareholder Ownership

There are no provisions in our Memorandum of Association or Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

We may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital. We may by ordinary resolution:

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share form which the reduced share is derived; and

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve fund in any manner authorized by law.

Differences in Corporate Law

The Cayman Islands Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

Our Cayman Islands counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which could be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote;

•	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification

Cayman Islands law does not (other than as set forth hereafter) limit the extent to which a company’s organizational documents may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Stock Option Plan

In 2001, we adopted a one year stock option plan for our officers and employees. The stock options have terms of ten years from the date of grant. The exercise price of stock options granted under the plan are $4.705 per ordinary share. We have reserved 62,499 ordinary shares for issuance as stock options under our stock option plan and have issued options to purchases an aggregate of 62,499 ordinary shares as of the date of this prospectus.

Certain Effects of Authorized but Unissued Stock

Assuming a maximum offering, after this offering, we will have 3,613,756 ordinary shares remaining authorized but unissued. Authorized but unissued ordinary shares are available for future issuance without shareholder approval. Issuance of these shares will dilute your percentage ownership in us.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our ordinary shares, and a liquid trading market for our ordinary shares may not develop or be sustained after this offering. Future sales of substantial amounts of ordinary shares, including shares issued upon exercise of outstanding options and exercise of the warrants offered in this prospectus in the public market after this offering or the anticipation of those sales could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon the completion of a maximum offering, we will have outstanding 3,000,000 ordinary shares, assuming no exercise of outstanding options. Of these shares, the ordinary shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining approximately 1,500,000 shares of ordinary shares outstanding will be restricted shares held by existing shareholders.

Lock-Up Agreements

The ordinary shares held by our officers and directors are subject to lock-up agreements. These lock-up agreements provide that the shareholder will not offer, sell, contact to sell, grant an option to purchase, effect a short sale or otherwise dispose of or engage in any hedging or other transaction that is designed or reasonably expected to lead to a disposition of ordinary shares or any option to purchase ordinary shares or any securities exchangeable for or convertible into ordinary shares for a period of 90 days after the date of this prospectus without the prior written consent of the underwriter. Though these shares may be eligible for earlier sale under the provisions of the Securities Act, of these shares will not be saleable until 90 days after the date of this prospectus as a result of these lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, with respect to shareholders not subject to lock-up agreements and after the expiration of the lock-up agreements, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period up to that number of shares that does not exceed the greater of:

•	1% of the number of shares of ordinary shares then outstanding, which immediately following this offering is expected to be 30,000 shares (assuming a maximum offering), or

•	the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 are also subject to certain “manner of sale” provisions and notice requirements and to the requirement that current public information about our company be available.

Beginning immediately after the date of this prospectus, approximately 1,500,000 restricted ordinary shares (assuming a maximum offering) will be eligible for sale in the United States public market, subject to volume and other limitations.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144, subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

•	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other of our obligations.

The undertaking for us is for a period of twenty years from November 2, 2000.

United States Federal Income Taxation

The following is a summary of material United States federal income tax consequences under present law relating to the purchase, ownership, and disposition of the ordinary shares. This description does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, proposed Treasury Regulations, Internal Revenue Service, or the IRS, published rulings and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of ordinary shares could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring or holding the ordinary shares.

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks or financial institutions,

•	life insurance companies,

•	tax-exempt organizations,

•	dealers in securities or foreign currencies,

•	traders in securities that elect to apply a mark-to-market method of accounting,

•	persons holding ordinary shares as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes,

•	persons subject to the alternative minimum tax provisions of the Code, and

•	persons that have a “functional currency” other than the U.S. dollar.

This description generally applies to purchasers of the ordinary shares as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

Investors considering the purchase of ordinary shares should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that is:

•	a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the ordinary shares, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the ordinary shares that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the ordinary shares.

If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

Taxation of Dividends and Other Distributions on Ordinary Shares

Subject to the passive foreign investment company rules discussed below, all distributions to a U.S. Holder with respect to the ordinary shares, other than certain pro rata distributions of our shares, will be includible in a U.S. Holder’s gross income as ordinary dividend income when received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under U.S. federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the ordinary shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain. Any gain recognized by a non-corporate U.S. Holder on the sale or exchange of ordinary shares generally will be subject to a maximum tax rate of 15%, which maximum tax rate will increase under current law to 20% for dispositions occurring during taxable years beginning on or after January 1, 2009.

Dividends paid in Renminbi will be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date that the U.S. Holder receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the U.S. Holder does not receive U.S. dollars on the date the dividend is distributed, the U.S. Holder will be required to include either gain or loss in income when the U.S. Holder later exchanges the Renminbi for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of the Renminbi for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources. If we distribute as a dividend non-cash property, the U.S. Holder will generally include in income an amount equal to the U.S. dollar equivalent of the fair market value of the property on the date that it is distributed. Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” In particular circumstances, a U.S. Holder that:

•	has held the ordinary shares for less than a specified minimum period during which it is not protected from risk of loss,

•	is obligated to make payments related to the dividends, or

•	holds the ordinary shares in arrangements in which the U.S. Holder’s expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ordinary shares.

Distributions to a U.S. Holder of shares or rights to subscribe for shares that are received as part of a pro rata distribution to all our shareholders should not be subject to U.S. federal income tax. The basis of the new shares or rights so received will be determined by allocating the U.S. Holder’s tax basis in the ordinary shares between the ordinary shares and the new shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the new shares or rights will be zero if:

•	the fair market value of the new shares or rights is less than 15.0% of the fair market value of the old ordinary shares at the time of distribution; and

•	the U.S. Holder does not make an election to determine the basis of the new shares by allocation as described above.

The U.S. Holder’s holding period in the new shares or rights will generally include the holding period of the old ordinary shares on which the distribution was made.

Taxation of Disposition of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of ordinary shares equal to the difference between the amount realized (in U.S. dollars) for the ordinary shares and the U.S. Holder’s tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. Any gain or loss that you recognize will generally be treated as United States source income or loss, except that losses will be treated as foreign source losses to the extent you received dividends that were includible in the financial services income basket during the 24-month period prior to the sale. If the ordinary shares are not stock in a passive foreign investment company with respect to a U.S. Holder in either the taxable year of the distribution or the preceding taxable year, the distribution otherwise constitutes qualified dividend income for United States federal income tax purposes, certain holding period and other requirements are met, and the distribution is received in a taxable year beginning prior to January 1, 2009, the distribution will be taxable to a non-corporate U.S. Holder at a maximum rate of 15%.

Passive Foreign Investment Company

We believe that we are not a passive foreign investment company for U.S. federal income tax purposes, but we cannot be certain whether we will be treated as a passive foreign investment company for any future taxable year. If we are a passive foreign investment company in any year in which a U.S. Holder holds ordinary shares, the U.S. Holder generally will be subject to increased U.S. tax liabilities and reporting requirements on receipt of certain dividends or on a disposition of ordinary shares, in that year and all subsequent years although a shareholder election to terminate such deemed passive foreign investment company status may be made in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a passive foreign investment company, the consequences of an investment in a passive foreign investment company, and the consequences of making a shareholder election to terminate deemed passive foreign investment company status if we no longer meet the income or asset test for passive foreign investment company status in a subsequent taxable year.

A company is considered a passive foreign investment company for any taxable year if either:

•	at least 75.0% of its gross income is passive income, or

•	at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25.0% (by value) of the stock of such corporation.

Our belief that we are not a passive foreign investment company is based on our estimate of the fair market value of our intangible assets, including goodwill, not reflected in our financial statements under U.S. GAAP. In the future, in calculating the value of these intangible assets, we will value our total assets, in part, based on our total market value determined using the average of the quarterly selling prices of the ordinary shares for the relevant year. We believe this valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our intangible assets, which may result in our classification as a passive foreign investment company. In addition, if our actual acquisitions and capital expenditures do not match our projections, the likelihood that we are or will be classified as a passive foreign investment company may also increase.

A separate determination must be made each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change.

If we are a passive foreign investment company for any taxable year during which a U.S. Holder holds ordinary shares, the U.S. Holder will be subject to special tax rules with respect to:

•	Any “excess distribution” that the U.S. Holder receives on ordinary shares, and

•	Any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the ordinary shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below.

Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if the U.S. Holder holds the ordinary shares as capital assets.

A U.S. shareholder of a passive foreign investment company may avoid taxation under the excess distribution rules discussed above by making a “qualified electing fund” election to include the U.S. Holder’s share of our income on a current basis. However, a U.S. Holder may make a qualified electing fund election only if the passive foreign investment company agrees to furnish the shareholder annually with certain tax information, and we do not presently intend to prepare or provide such information.

Alternatively, a U.S. Holder of “marketable stock” in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election for the ordinary shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over the U.S. Holder’s adjusted basis in such ordinary shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. A U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the SEC or on Nasdaq, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The mark-to-market election would be available to a U.S. Holder unless our ordinary shares are delisted from The Nasdaq National Market and do not subsequently become regularly traded on The Nasdaq SmallCap Market or other qualified exchange or market.

A U.S. Holder who holds our ordinary shares in any year in which we are a passive foreign investment company would be required to file IRS Form 8621 regarding distributions received on our ordinary shares and any gain realized on the disposition of our ordinary shares.

Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our ordinary shares unless the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist.

Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if the Non-U.S. Holder were a U.S. Holder, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30.0% rate or a lower tax treaty rate.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our ordinary shares or the proceeds received on the sale, exchange or redemption of our ordinary shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands because of the following benefits found there:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

We have been advised that there is uncertainty as to whether the courts of the Cayman Islands or China would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in the Cayman Islands or China against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Kang Da Law Office has advised us further that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

UNDERWRITING

We have engaged Anderson & Strudwick, Incorporated to conduct this offering on a “best efforts, minimum/maximum” basis. The offering is being made without a firm commitment by the underwriter, which has no obligation or commitment to purchase any of our Shares.

Unless sooner withdrawn or canceled by either us or the underwriter, the offering will continue until the earlier of a mutually acceptable date on which the minimum offering is sold or October 31, 2005 (the “Offering Termination Date”). Until the closing of the offering, all proceeds from the sale of the ordinary shares will be deposited in escrow with SunTrust Bank (the “Escrow Agent”). Proceeds deposited in escrow with the Escrow Agent may not be withdrawn by investigators prior to the earlier of the closing of the offering or the Offering Termination Date. If the offering is withdrawn or canceled or if the 1,000,000 share minimum offering are not sold and proceeds therefrom are not received by us on or prior to the Offering Termination Date, all proceeds will be returned by the Escrow Agent without interest to the persons from which they are received.

Pursuant to that certain underwriting agreement by and between the underwriter and us, the obligations of the underwriter to solicit offers to purchase the ordinary shares and of investors solicited by the underwriter to purchase the ordinary shares are subject to approval of certain legal matters by counsel to the underwriter and to various other conditions which are customary in a transactions of this type, including, that, as of the closing of the offering, there shall not have occurred (a) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the publication of quotations on the Nasdaq Stock Market

(National Market System or SmallCap Market); (ii) a general moratorium on commercial banking activities in the State of New York or China; (iii) the engagement by the United States or China in hostilities which have resulted in the declaration of a national emergency or war if any such event would have a material adverse effect, in the underwriter’s reasonable judgment, as to make it impracticable or inadvisable to proceed with the solicitation of offers to consummate the offering with respect to investors solicited by the underwriter on the terms and conditions contemplated herein.

Mr. Downs, Senior Vice President of the Underwriter, will serve as one of our directors. Mr. Downs will receive a director’s fee for services rendered to our Board. In addition, we will reimburse Mr. Downs for any expenses incurred in attending such Board meetings.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

The underwriter is offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by it, subject to conditions contained in the underwriting agreement, such as the receipt by the underwriter of officers’ certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriter has advised us that it proposes initially to offer the ordinary shares to the public at the initial public offering price on the cover page of this prospectus. After the initial public offering, the offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount to be paid by us to the underwriter and the proceeds, before expenses, to us.

	Per Share	Minimum Offering	Maximum Offering
Public offering price	$6.00	$6,000,000	$9,000,000
Underwriting discount	$0.48	$480,000	$720,000
Proceeds to us, before expenses	$5.52	$5,520,000	$8,280,000

The expenses of this offering, not including the underwriting discount, are estimated at $             and are payable by us. The underwriting agreement further provides that the underwriter will receive from us non accountable expense allowance of 1% of the aggregate public offering price of the ordinary shares, which allowance amounts to $90,000 assuming an offering price of $6.00 per ordinary share and the closing of a maximum offering.

Underwriter’s Warrants

We have agreed to sell to the underwriter at a price of $.0001 per warrant, underwriter’s warrants to purchase 10% of the number of shares issued by us in connection with the offering. The underwriter’s warrants will be exercisable at 120% the offering price per ordinary share for a period of five years. The underwriter’s warrants may not be sold, transferred, pledged, assigned or hypothecated for a period of one year after the date of this prospectus, except to officers or partners and stockholders of the underwriter. We have agreed to file, during the five year period commencing on the date of this prospectus at our cost, at the request of the holders of a majority of the Underwriter’s Warrants and the underlying ordinary shares, and to use its best efforts to cause to become effective, a post-effective amendment to the Registration Statement or a new registration statement under the Securities Act, as required to permit the public sale of ordinary shares issued or issuable upon exercise of the underwriter’s warrants. In addition, we have agreed to give advance notice to holders of the underwriter’s warrants of our intention to file certain registration statements commencing on the date of this prospectus and ending five years after the date of this prospectus, and in such case, holders of such underwriter’s warrants or underlying ordinary shares shall have the right to require us to include all or part of such ordinary shares underlying such underwriter’s warrants in such registration statement at our expense.

For the life of the underwriter’s warrants, the holders thereof are given, at nominal costs, the opportunity to profit from a rise in the market price of the our ordinary shares with a resulting dilution in the interest of other shareholders. Further, the holders may be expected to exercise the underwriter’s warrant at a time when we would, in all likelihood, be able to obtain equity capital on terms more favorable than those provided in the underwriter’s warrants.

Board of Directors Representation

Pursuant to the terms of the underwriting agreement, the underwriter shall have the right, but not the obligation, subject to our reasonable approval, to require us to nominate a slate of directors containing up to two persons to serve on our Board of Directors so long as:

•	the investors who purchase ordinary shares in this offering beneficially own 10% or more of our outstanding ordinary shares; or

•	the trading price per ordinary share is less than $24.00 per share for any consecutive 15 day trading day period.

Lock-Up Agreements

Each of our existing shareholders has agreed with us not to sell or otherwise transfer any ordinary shares for 90 days after the date of this prospectus without first obtaining the written consent of Anderson & Strudwick, Incorporated. Specifically, we and our shareholders have agreed not to directly or indirectly:

•	offer, pledge, sell, contract to sell or otherwise dispose of any ordinary shares;

•	sell any option or contract to purchase any ordinary shares;

•	purchase any option or contract to sell any ordinary shares;

•	grant any option, right or warrant for the sale of any ordinary shares, except pursuant to our stock option plan;

•	lend or otherwise dispose of or transfer any ordinary shares;

•	request or demand that we file a registration statement related to any of our ordinary shares;

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any ordinary shares whether any such swap or transaction is to be settled by delivery of ordinary shares or other securities, in cash or otherwise.

These lock-up agreements apply to our ordinary shares and to securities convertible into, or exchangeable or exercisable for, or repayable with, our ordinary shares. It also applies to our ordinary shares owned now acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Market and Pricing Considerations

Before this Offering, there has been no public market for our ordinary shares. The initial public offering price will be determined through negotiations between us and the underwriter. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operation, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the factors listed above in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our ordinary shares may not develop. It is possible that after this offering the ordinary shares will not trade in the public market at or above the initial offering price.

Discretionary Shares

The underwriter will not sell any ordinary shares in this offering to accounts over which it exercises discretionary authority, without first receiving written consent from those accounts.

Listing on the Nasdaq SmallCap Market

We have applied to list our ordinary shares on the Nasdaq SmallCap Market under the symbol “EFUT.”

Price Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of the ordinary shares, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriter may sell more ordinary shares than it is obligated to purchase under the underwriting agreement, creating a naked short position. The underwriter must close out a covered short sale by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriter is not required to engage in these activities, and may end any of these activities at any time.

We and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain matters related to the offer and sale of the ordinary shares will be passed on for the underwriters by the Kaufman & Canoles, P.C., Richmond, Virginia. Certain legal matters relating to the offering as to Chinese law will be passed upon for us by Kang Da Law Office, 703 CITIC Building, Jianguomenwai Street, Beijing, Peoples Republic of China. Certain legal matters relating to the offering as to Cayman Islands’ law will be passed upon for us by Campbells, 4th Floor, Scotia Centre, P.O. Box 884, Georgetown, Grand Cayman, Cayman Islands.

EXPERTS

Our financial statements have been included herein and in the registration statement in reliance upon the report of Hansen Barnett & Maxwell, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act, covering the ordinary shares. As permitted by the rules and regulations of the Commission, this prospectus does not contain all of the information set forth in the registration statement and the exhibits. For further information with respect to our company and the ordinary shares, reference is made to the registration statement and the exhibits, which may be examined without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, copies of which may be obtained from the Commission upon payment of the prescribed fees.

We will be subject to the foreign private issuer informational requirements of the Securities Exchange Act and therefore will be required to file reports, and other information with the Commission. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, filing proxy statements that comply with rules of the Commission. We will, however, file with the Commission proxy statements required under the rules of the Cayman Islands. We also will file with the Commission under cover of Form 6-K any reports that we file in the Cayman Islands. Our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions set forth in Section 16 of the Exchange Act.

We also are not required under the Exchange Act to file periodic reports and financial statements with the Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Any reports we file may be inspected at the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may be obtained at prescribed rates from the Commission at that address. The reports, proxy statements and other information can also be inspected at the Commission’s regional offices at 7 World Trade Center, Suite 300, New York, New York 10048, at Northwestern Atrium Center, 500 West Madison, Chicago, Illinois 60621 and on the Commission’s Web site at www.sec.gov.

We will furnish to our stockholders annual reports which will include audited financial statements. We may also furnish to our stockholders quarterly financial statements and other reports that may be authorized by our Board of Directors.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay:

U.S. Securities and Exchange Commission registration fee	$1,060
National Association of Securities Dealers filing fee	$1,400
Nasdaq listing fee	$25,000
Blue Sky Fees
Legal fees and expenses
Accounting fees and expenses	93,000
Printing fees
Other fees and expenses
Total

All amounts are estimated, except the U.S. Securities and Exchange Commission registration fee, the Nasdaq listing fee and the NASD filing fee.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS	Registered with the Public Company
5 Triad Center, Suite 750	Accounting Oversight Board
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders

e-Future Information Technology Inc.

We have audited the accompanying consolidated balance sheets of e-Future Information Technology Inc. and subsidiary as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of e-Future Information Technology Inc. and subsidiary as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah

April 1, 2005

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi) December 31,		U.S. dollars December 31, 2004
	2003	2004
			(unaudited)
ASSETS
Current assets
Cash and cash equivalents	¥3,627,346	¥4,443,902	$536,930
Trade receivables, less allowance for doubtful accounts of ¥ 806,231 and ¥ 513,178 ($62,072), respectively	6,715,541	5,855,785	707,519
Other receivables	2,585,926	3,884,278	469,314
Advances to suppliers	4,218,454	348,410	42,096
Inventory	285,206	309,150	37,353
Work in process	5,901,054	3,126,202	377,720
Amounts due from a related company	4,018,687	2,673,294	322,998
Amounts due from shareholders	270,185	194,120	23,454

Total current assets	27,622,399	20,835,141	2,517,384

Non-current assets
Property and equipment, net of accumulated depreciation of ¥ 2,522,864 and ¥ 3,622,121 ($437,639), respectively	2,230,787	1,195,675	144,466
Intangible assets, net of accumulated amortization of ¥ 2,306,549 and ¥ 4,272,969 ($516,277), respectively	5,397,042	5,241,383	633,285

Total non-current assets	7,627,829	6,437,058	777,751

Total assets	¥35,250,228	¥27,272,199	$3,295,135

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Trade payables	¥4,487,939	¥359,799	$43,470
Accrued expenses	4,093,250	4,733,192	571,665
Taxes payable	3,003,063	5,306,891	641,200
Advances from customers	13,683,881	6,726,309	812,700
Deferred revenue	637,542	548,388	66,258
Amounts due to related parties	5,000,000	5,000,000	604,120
Bank loans	4,800,000	—	—

Total current liabilities	35,705,675	22,674,579	2,739,413

Long-term liability
Mandatorily redeemable Series A convertible preferred stock, ¥ 0.0826 ($0.01) par value; 4,016,610 shares authorized and outstanding; liquidation preference of ¥ 20,650,000 ($2,500,000)	30,583,993	30,583,993	3,695,281

Shareholders’ deficit
Undesignated preferred stock, ¥ 0.0826 ($0.01) par value; 5,983,390 shares authorized; no shares outstanding	—	—	—
Common shares, ¥ 0.0826 ($0.01) par value; 40,000,000 shares authorized; 921,875 shares outstanding	76,147	76,147	9,219
Additional paid-in capital	460,744	460,744	55,669
Statutory reserves	1,584,702	1,584,702	191,470
Subscriptions receivable	(575,722)	(575,722)	(69,561)
Accumulated deficit	(32,585,311)	(27,532,244)	(3,326,356)

Total shareholders’ deficit	(31,039,440)	(25,986,373)	(3,139,559)

Total liabilities and shareholders’ deficit	¥35,250,228	¥27,272,199	$3,295,135

See accompanying notes to the consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Chinese Yuan (Renminbi) For the years ended December 31,			U.S. dollars For the year ended December 31, 2004
	2002	2003	2004
				(unaudited)
Revenues
Software sales	¥12,684,044	¥13,613,133	¥26,149,107	$3,159,440
Hardware sales	19,101,300	11,239,524	5,141,041	621,161
Service fee income	4,390,966	3,600,442	3,413,149	412,390

Total Revenues	36,176,310	28,453,099	34,703,297	4,192,991

Cost of revenues
Cost of software	8,613,043	6,421,466	10,506,980	1,269,496
Cost of hardware	16,167,632	11,001,871	4,097,518	495,079
Cost of service fee income	491,311	463,780	623,715	75,360
Amortization of software costs	710,753	1,405,339	1,966,420	237,591

Total Cost of Revenue	25,982,739	19,292,456	17,194,633	2,077,526

Gross profit	10,193,571	9,160,643	17,508,664	2,115,465

Expenses
Research and development	2,160,805	522,484	1,419,937	171,562
General and administrative	7,673,688	5,648,593	5,922,876	715,623
Selling and distribution expenses	5,518,837	3,651,118	4,786,308	578,301
Litigation expense	665,500	—	—	—

Total Expenses	16,018,830	9,822,195	12,129,121	1,465,486

Income (loss) from operations	(5,825,259)	(661,552)	5,379,543	649,979
Interest income	662,547	9,328	16,108	1,946
Interest expense	(655,904)	(28,555)	(342,584)	(41,392)

Net income (loss)	¥(5,818,616)	¥(680,779)	¥5,053,067	$610,533

Earnings (loss) per ordinary share
Basic	¥(6.31)	¥(0.74)	¥5.48	$0.66
Diluted	¥(6.31)	¥(0.74)	¥3.37	$0.41

See accompanying notes to the consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Chinese Yuan (Renminbi)
	Ordinary Shares		Additional Paid-in Capital	Statutory Reserves	Subscriptions Receivable	Accumulated Deficit	Total
	Shares	Amount
Balance as of December 31, 2001	921,875	¥76,147	¥460,744	¥1,584,702	¥(575,722)	¥(26,085,916)	¥(24,540,045)
Net loss for the year	—	—	—	—	—	(5,818,616)	(5,818,616)

Balance as of December 31, 2002	921,875	76,147	460,744	1,584,702	(575,722)	(31,904,532)	(30,358,661)
Net loss for the year	—	—	—	—	—	(680,779)	(680,779)

Balance as of December 31, 2003	921,875	76,147	460,744	1,584,702	(575,722)	(32,585,311)	(31,039,440)
Net income for the year	—	—	—	—	—	5,053,067	5,053,067

Balance as of December 31, 2004	921,875	¥76,147	¥460,744	¥1,584,702	¥(575,722)	¥(27,532,244)	¥(25,986,373)

	U.S. dollars (unaudited)
	Ordinary Shares		Additional Paid-in Capital	Statutory Reserves	Subscriptions Receivable	Accumulated Deficit	Total
	Shares	Amount
Balance as of December 31, 2003	921,875	$9,219	$55,669	$191,470	$(69,561)	$(3,936,889)	$(3,750,092)
Net profit for the year	—	—	—	—	—	610,533	610,533

Balance as of December 31, 2004	921,875	$9,219	$55,669	$191,470	$(69,561)	$(3,326,356)	$(3,139,559)

See accompanying notes to the consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Chinese Yuan (Renminbi) For the years ended December 31,			U.S. Dollars For the year ended December 31, 2004
	2002	2003	2004
				(unaudited)
Cash flows from operating activities:
Net income (loss)	¥(5,818,616)	¥(680,779)	¥5,053,067	$610,533
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	889,936	1,090,604	1,106,019	133,634
Amortization of intangible assets	710,753	1,405,339	1,966,420	237,591
Loss on disposition of property and equipment	89,996	47,528	8,726	1,054
Change in assets and liabilities:
Accounts receivable	2,275,544	2,931,485	859,756	103,879
Advances to suppliers	(1,928,373)	(2,214,441)	3,870,044	467,594
Other receivables	(231,183)	(1,271,040)	(1,298,352)	(156,872)
Inventories	6,885,566	931,136	2,750,908	332,376
Trade payables	(6,853,166)	(7,128,501)	(4,128,140)	(498,780)
Accrued expenses	177,570	(443,917)	639,942	77,320
Taxes payable	1,137,840	(334,787)	2,303,828	278,358
Advances from customers	(831,411)	6,759,270	(6,957,572)	(840,642)
Deferred revenue	175,056	462,486	(89,154)	(10,772)

Net cash provided by (used in) operating activities	(3,320,488)	1,554,383	6,085,492	735,273

Cash flows from investing activities:
Purchases of property and equipment	(965,513)	(579,078)	(79,633)	(9,622)
Payments for software	(3,542,974)	(2,613,780)	(1,810,761)	(218,783)
Proceeds from note receivable	—	650,000	—	—
Amounts due from a related company	(544,031)	(278,700)	1,345,393	162,556

Net cash used in investing activities	(5,052,518)	(2,821,558)	(545,001)	(65,849)

Cash flows from financing activities:
Proceeds received from / (loans to) shareholders	351,308	(91,265)	76,065	9,190
Proceeds from short term loan	—	4,800,000	—	—
Repayment of short term loan	(7,050,000)	—	(4,800,000)	(579,955)

Net cash provided by (used in) financing activities	(6,698,692)	4,708,735	(4,723,935)	(570,765)

Net increase (decrease) in cash	(15,071,698)	3,441,560	816,556	98,659

Cash and cash equivalents at beginning of year	15,257,484	185,786	3,627,346	438,271

Cash and cash equivalents at end of year	¥185,786	¥3,627,346	¥4,443,902	$536,930

Supplemental cash flow disclosures
Interest paid	¥255,037	¥1,454	¥336,603	$40,670

See accompanying notes to the consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004

(Information in United States Dollars is Unaudited.)

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization – e-Future (Beijing) Tornado Information Technology Inc. (“e-Future Beijing”) was established as a Beijing domestic company in the People’s Republic of China in April 2000. Pursuant to an approval from the Beijing Municipal Government in 2001, the Company was reformed as a foreign investment enterprise. Upon formation, e-Future Beijing was owned 80% by Hainan Future Computer Company Limited (“Hainan Future”) and 20% by Mr. Dafu Zou. Mr. Zou transferred his 20% equity interest in e-Future Beijing to Mr. Li in July 2000. Hainan Future was owned 75% and 25% by Mr. Yan and Mr. Yang, respectively.

In November 2000, Mr. Yan formed e-Future Information Technology Inc. (the “Parent”) as a wholly owned offshore company incorporated in the Cayman Islands. On March 8, 2001, Hainan Future and Mr. Li entered into an agreement with the Parent, whereby Hainan Future and Mr. Li transferred all equity interests in e-Future Beijing to the Parent in exchange for non-interest bearing debt obligations from the Parent of ¥5,000,000. Terms for payment of the debt obligations were not established.

In accordance with Statement No.141 of the Financial Accounting Standards Board and Issue 02-05 of the Emerging Issues Task Force, the transfer of e-Future Beijing to the Parent was between entities under common control and was accounted for similar to the pooling method of accounting. The transfer was recognized as the combination of e-Future Beijing and the Parent, with the assets, liabilities, paid-in capital and retained earnings remaining at their historical carrying amounts. Of the obligation incurred to Hainan Future, ¥3,000,000 was recognized as an equity distribution to Mr. Yan, with the remaining ¥1,000,000 recognized as the redemption of ordinary stock of e-Future Beijing held by Mr. Yang. The ¥1,000,000 obligation incurred to Mr. Li was recognized as the redemption of the ordinary stock of e-Future Beijing held by Mr. Li. The historical operations for periods prior to the transfer, which comprised the previously separate entities, were combined for all periods prior to the date of the transfer. The operations of the combined entities are presented from the date of the transfer. Intercompany accounts and transactions have been eliminated upon consolidation. The Parent and e-Future Beijing, on a combined basis, are referred to herein as the Company.

Nature of Operations – The Company is mainly engaged in developing and selling Enterprise Resource Planning (ERP) software and providing ONE-STOP solutions for distribution, retail and logistics business focused on the supply chain front market for manufacturers, retailers, distributors and third party logistics, and in providing the related system integration service and technical training services. Systems integration services involve system design and system implementation through the application of the software as well as ongoing technical supporting services. Revenues are generated solely from sales to customers in China; accordingly, segment information is not required to be provided.

NOTE 2. SIGNIFICANT ACCONTING POLICIES

Basis of Presentation and Translating Financial Statements – The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company’s functional currency is the Chinese Yuan (Renminbi) and the accompanying consolidated financial statements have been expressed in Chinese Yuan. The consolidated financial statements as of and for the year ended December 31, 2004 have been translated into United States dollars solely for the convenience of the reader and are unaudited. Solely for this purpose, the consolidated financial statements have been translated into U.S. dollars at the rate of ¥8.2765 = US$1.00, the approximate exchange rate prevailing on December 31, 2004. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Yuan amounts have been or could be converted into U.S. dollars.

Consolidation - The accompanying consolidated financial statements include the accounts of e-Future Information Technology Inc. and of its wholly owned subsidiary, e-Future (Beijing) Tornado Information Technology Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004

(Information in United States Dollars is Unaudited.)

Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Condition - The Company generated revenue and gross profit for each year presented in the consolidated statements of operations. However, the Company had a net loss of ¥5,818,616 and ¥680,779 for the years ended December 31, 2002 and 2003. Due to losses in prior years, the Company has an accumulated deficit of ¥27,532,244 ($3,326,356) at December 31, 2004. Net income for the year ended December 31, 2004 was ¥5,053,067 ($610,533). Net cash provided by (used in) operating activities was ¥(3,320,488), ¥1,554,383 and ¥6,085,492 ($735,273) for the years ended December 31, 2002, 2003 and 2004, respectively. The Company retired its short-term bank loans of ¥4,800,000 ($579,955) as of December 31, 2004. Should the Company be unable to sustain profitable operations in future years, the Company may have to seek additional capital through debt financing or from the issuance of its ordinary stock.

Fair Values of Financial Instruments — The carrying amounts reported in the consolidated balance sheets for trade receivables, other receivables, advances to suppliers, accounts payable, accrued liabilities, advances from customers and deferred revenue approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amounts reported for amounts due from a related company, amounts due from shareholders, amounts due to related parties approximate fair value because the underlying instruments are at interest rates which approximate current market rates.

Cash and cash equivalents – Cash and cash equivalents are comprised of cash on hand, demand deposits and short term debt investments with original maturities of no more than three months.

Accounts and Other receivables – Provision is made against accounts receivable to the extent they are considered to be doubtful. It is common practice in China for receivables to extend beyond one year. Included in trade receivables is approximately ¥500,000 that occurred more than one year from December 31, 2004, but is estimated to continue to be collectable. Other receivables consist of advances to employees and refundable value added tax.

Inventory – Inventory are comprised of raw materials and other consumable materials. Inventories are stated at the lower of average cost or net realizable value. Work in process consists of costs incurred on contracts that have not been completed nor recognized as revenue.

Valuation of Long-lived Assets - The carrying values of the Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable. When such an event occurs, the Company would project undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections were to indicate that the carrying value of the long-lived asset will not be recovered, the carrying value of the long-lived asset, other than software technology, is reduced by the estimated excess of the carrying value over the projected discounted cash flows.

Intangible Assets - Computer Software Costs and Research and Development – The Company charges all development costs to research and development until technological feasibility has been established. Technological feasibility has been established when a detail program design has been completed, or the completion of a working model. After reaching technological feasibility, additional software costs are capitalized until the software is available for general release to customers. The estimated useful life of capitalized software development expenditures is the shorter of four years or the estimated period of realization of revenue from the related software.

Revenue Recognition – The Company recognizes revenue when it is realized and earned. The Company considers revenue realized or realizable and earned when (1) it has persuasive evidence of an arrangement, (2) delivery has occurred, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the client, risk of loss has transferred to the client and client acceptance has been obtained, client acceptance provisions have lapsed, or the Company has

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004

(Information in United States Dollars is Unaudited.)

objective evidence that the criteria specified in client acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

Software

For software sales, the Company recognizes revenues in accordance with the provisions of Statement of Position No. 97-2, “Software Revenue Recognition,” and related interpretations. Revenue from perpetual (one-time charge) licensed software is recognized at the inception of the license term. Revenue from term (monthly license charge) arrangements is recognized on a subscription basis over the period that the customer is using the license. Revenue from maintenance, unspecified upgrades and technical support is recognized over the period such items are delivered.

Work in process as shown on the balance sheet represents work performed towards providing initial software that has not been completed as of the balance sheet date. Revenue is recognized upon the completion of the project and the inception of the license term.

Advances from customers represent the deposits received before the year-end, but the related projects had yet to be completed. Deferred revenue relates to collections from customers on contracts not yet completed and to post-contract service revenue.

Revenues applicable to multiple-element fee arrangements are bifurcated among the elements such as software, hardware and post-contract service using vendor-specific objective evidence of fair value. Such evidence consists primarily of pricing of multiple elements as if sold as separate products or arrangements. These elements vary based upon factors such as the type of product, volume, and other related factors.

Hardware

Revenue from hardware sales is generally recognized when the product is shipped to the customer and when there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement.

Services

The Company provides services for system integration which involves the design and development of complex IT systems to the customer’s specifications. These services are provided on a fixed-price contract and the contract terms generally range from less than one year to three years. Revenue is recognized when the Company performs the services or in accordance with specific contractual provisions. The Company offers telephone and minimal on-site support to its customers after the sale of certain products. Management has deferred the related revenue related to such post-contract service until provided.

Cost of Revenues – Cost of revenues include wages, materials, handling charges, and other expenses associated with the development of software, sale of hardware, and technical support services. Contracts in process that are uncollectible are expensed as bad debt and are included as part of cost of software. For the years ended December 31, 2002, 2003 and 2004, bad debt expense from such contracts was ¥548,947, ¥411,756 and ¥114,461 ($13,830), respectively.

Advertising Costs - Advertising costs are expensed when incurred. Total advertising expense was ¥2,227,347, ¥937,237, and ¥963,163 ($116,373) for the years ended December 31, 2002, 2003 and 2004, respectively.

Income taxes – The Company is not subject to any income taxes in the United States nor the Cayman Islands. The Company is subject to enterprise income taxes at a rate of 15% per annum in the People’s Republic of China (PRC). The Company is exempt from enterprise income taxes for the first two profitable years after all accumulated losses have been reduced to zero and the Company will be exempt from 50% of enterprise income taxes during the third through the fifth year. Since the Company still had accumulated losses at December 31, 2004, no enterprise income

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004

(Information in United States Dollars is Unaudited.)

tax has been recorded. A reconciliation of income taxes (benefit) computed by applying the statutory tax rate to the provision for (benefit from) income taxes is as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars 2004
	2002	2003	2004
				(unaudited)
Tax (benefit) at statutory rate (15%)	¥(872,792)	¥(102,117)	¥757,960	$91,580
Nondeductible losses	872,792	102,117	—	—
Tax exempt income	—	—	(757,960)	(91,580)

Income tax provision (benefit)	¥—	¥—	¥—	$—

Income taxes will be provided based upon the liability method of accounting pursuant to SFAS No. 109, Accounting for Income Taxes after the Company is no longer in a tax exempt status. Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by SFAS No. 109. No deferred tax asset has been recorded.

Net Earnings (Loss) per Ordinary Share - Basic earnings (loss) per ordinary share is computed by dividing net income (loss) by the weighted-average number of ordinary shares outstanding. Diluted earnings (loss) per ordinary share is computed by dividing net income (loss), adjusted to add back interest associated with convertible debt and mandatorily redeemable preferred stock, by the weighted-average number of ordinary shares and dilutive potential ordinary share equivalents outstanding. Potential ordinary share equivalents consist of shares issuable upon the conversion of preferred stock, the exercise of stock options and warrants, and shares issuable upon the conversion of debt.

The following table is a reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings (loss) per share and the weighted-average ordinary shares outstanding for the years ended December 31, 2002, 2003 and 2004:

	Chinese Yuan (Renminbi)			U.S. Dollars 2004
	2002	2003	2004
				(unaudited)
Net income (loss)	¥(5,818,616)	¥(680,779)	¥5,053,067	$610,533

Basic weighted-average ordinary shares
outstanding	921,875	921,875	921,875	921,875
Effect of dilutive securities
Series A Convertible Preferred Stock	—	—	578,125	578,125

Diluted weighted-average ordinary shares outstanding	921,875	921,875	1,500,000	1,500,000

Basic earnings (loss) per share	¥(6.31)	¥(0.74)	¥5.48	$0.66
Diluted earnings (loss) per share	¥(6.31)	¥(0.74)	¥3.37	$0.41

As of December 31, 2002 and 2003, there were potential ordinary share equivalents from Series A convertible preferred stock of 578,125 ordinary shares that were not included in the computation of diluted loss per ordinary share because their effect would have been anti-dilutive.

Stock-Based Compensation – The Company accounts for stock options issued to directors, officers and employees under Accounting Principles Board Opinion No. 25 and related interpretations (“APB 25”). The Company accounts for options and warrants issued to non-employees at their fair value in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004

(Information in United States Dollars is Unaudited.)

No compensation cost has been recognized during the years ended December 31, 2002, 2003 or 2004 in the accompanying consolidated financial statements from stock-based compensation. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net loss would have been increased to the pro forma amounts indicated below for the years ended December 31, 2002, 2003 and 2004:

	Chinese Yuan (Renminbi)			U.S. Dollars 2004
	2002	2003	2004
				(unaudited)
Net income (loss) as reported	¥(5,818,616)	¥(680,779)	¥5,053,067	$610,533
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,157,162)	(1,157,046)	—	—

Pro forma net loss	¥(6,975,778)	¥(1,837,825)	¥5,053,067	$610,533

Earnings (loss) per share as reported
Basic earnings (loss) per share	¥(6.31)	¥(0.74)	¥5.48	$0.66
Diluted earnings (loss) per share	¥(6.31)	¥(0.74)	¥3.37	$0.41

Pro forma Earnings (loss) per share
Basic earnings (loss) per share	¥(7.57)	¥(1.99)	¥5.48	$0.66
Diluted earnings (loss) per share	¥(7.57)	¥(1.99)	¥3.37	$0.41

Recently Enacted Accounting Standards - In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), Share-Based Payment. SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123 and supersedes APB Opinion No. 25. As originally issued in 1995, SFAS No. 123 established as preferable the fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. The Company will be required to apply SFAS No. 123(R) as of the first interim reporting period that begins after December 15, 2005, and plans to adopt it using the modified-prospective method, effective January 1, 2006. The Company is currently evaluating the impact SFAS No. 123(R) will have on it and, based on its preliminarily analysis, expects that the adoption will not have a material impact on its financial statements.

In December 2004, the FASB issued SFAS Statement No. 153, “Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29.” This Statement amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The statement will be effective in January 2006. The Company does not expect that the adoption of SFAS No. 153 will have a material impact on its consolidated financial statements.

Business Segments – The Company operates in one industry which includes the sale of computer software, hardware and services solely to customers in China; therefore, no business segment information has been presented.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004

(Information in United States Dollars is Unaudited.)

NOTE 3. INVENTORY

Inventory consisted of the following at December 31, 2003 and 2004:

	Chinese Yuan (Renminbi)		U.S. Dollars 2004
	2003	2004
Purchased software	¥238,874	¥255,385	$30,857
Other	46,332	53,765	6,496

Total inventory	¥285,206	¥309,150	$37,353

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

Motor vehicles	10 Years
Software	5 Years
Communication equipment	5 Years
Office equipment	5 Years
Leasehold improvements - shorter of	3 Years or Lease Term

Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Gains or losses on sales or retirements are included in the consolidated statements of operations in the year of disposition. Depreciation expense was ¥889,936, ¥1,090,604 and ¥1,106,019 ($133,634) for the years ended December 31, 2002, 2003, and 2004, respectively. Property and equipment consisted of the following at December 31, 2003 and 2004:

	Chinese Yuan (Renminbi)		U.S. Dollars 2004
	2003	2004
Motor vehicles	¥290,000	¥290,000	$35,039
Leasehold improvements	268,311	280,711	33,917
Office equipment	3,502,916	3,552,361	429,211
Communication equipment	154,644	154,644	18,685
Software	537,780	540,080	65,253

Total	4,753,651	4,817,796	582,105
Less: Accumulated depreciation	(2,522,864)	(3,622,121)	(437,639)

Property, plant and equipment, net	¥2,230,787	¥1,195,675	$144,466

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004

(Information in United States Dollars is Unaudited.)

NOTE 5. INTERNALLY GENERATED SOFTWARE

Intangible assets represent the cost of computer software acquired and developed by the Company. The components of intangible asset at December 31, 2003 and 2004 were as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars 2004
	2003	2004
Internally generated software	¥7,703,591	¥9,514,352	$1,149,562
Less: Accumulated amortization	(2,306,549)	(4,272,969)	(516,277)

Intangible assets, net	¥5,397,042	¥5,241,383	$633,285

Intangible assets have a weighted-average useful life of approximately 2.8 years. Amortization expense for the years ended December 31, 2002, 2003 and 2004 was ¥710,753, ¥1,405,339 and ¥1,966,420 ($273,591) respectively. Estimated aggregate amortization expense for the succeeding five years ending December 31, is as follows:

	Yuan	U.S. Dollars
2005	¥2,188,131	$264,379
2006	1,667,835	201,515
2007	973,249	117,592
2008	412,169	49,800

Research and development costs for 2002, 2003 and 2004 were ¥2,160,805, ¥522,484 and ¥1,419,937 ($171,908), respectively.

NOTE 6. STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred stock – The Company’s articles of association allows for the issuance of convertible preferred stock in the amount of 10,000,000 shares at a par value of $0.01 per share with the rights as described in those articles.

Series A Convertible Preferred Stock - At December 31, 2004, there were 4,016,610 shares of Series A convertible preferred stock outstanding. Holders of the Series A convertible preferred stock have the same voting rights as holders of ordinary stock. Series A convertible preferred stock holders are entitled to the number of votes equal to the number of ordinary shares into which such shares of Series A convertible preferred could be converted at the date of record. If no record date exists then the conversion price on the date the vote occurs is used for the calculation. The conversion rate as recalculated based on the terms defined in the Articles of Association at December 31, 2004, including the subsequent reverse stock split, was one share of Series A preferred stock to 0.1439335 shares of ordinary stock, or 578,125 shares.

At any time starting April 20, 2006, any majority holder of Series A convertible preferred stock has the right to require the Company to redeem of the Series A convertible preferred stock at a redemption price of ¥7.61 ($0.92) per share plus all declared but unpaid dividends. From the date of issuance in 2001, the redemption amount has been ¥30,583,993 ($3,695,281). As a result, the Series A convertible preferred stock is mandatorily redeemable and was classified as a long-term liability upon adopting SFAS No. 150 during 2003. In accordance with EITF D-98, the Company recorded the carrying amount of the redeemable Series A preferred stock at its fair value when it was issued on April 20, 2001. The fair value was determined based upon its redemption value that date and resulted in a charge to accumulated deficit of ¥9,894,407 ($1,195,281) during 2001.

Holders of Series A preferred are entitled to receive non-cumulative dividends of ¥0.25 ($0.03) per share per annum only if declared by the Board of Directors. As of April 1, 2005 no dividends have been declared.

Upon the close of an underwritten public offering, at a public price per Series A which represents a valuation of the share capital of the Company of at least ¥662,120,000 ($80,000,000) and with the gross proceeds to the Company of at least ¥165,530,000 ($20,000,000), the shares of Series A convertible shares will automatically be converted into shares of ordinary stock based upon the conversion method described in the Articles of Association. These shares can also be converted at any time by written consent of the majority of shareholders. In the event of liquidation, the holders are entitled to a ratable liquidating distribution of up to ¥5.13 ($0.62) per share and any dividends declared but unpaid.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004

(Information in United States Dollars is Unaudited.)

Subscriptions Receivable – Reflected as a reduction to stockholders’ equity (deficit) is ¥575,722 ($69,561) due from stockholders related to 6,970,000 shares of outstanding ordinary stock that were issued in 2001.

Reverse Stock Split – Subsequent to December 31, 2004, the Company’s board of directors approved a 1-for-7.560678 reverse stock split to its outstanding ordinary stock. This split also affects the potential conversion of the preferred stock. The number of ordinary shares outstanding for all periods presented has been retroactively restated to reflect the reverse stock split in the accompanying consolidated financial statements.

Issuance of Ordinary Stock – The Company is required to keep enough ordinary shares available as to allow for the conversion of the Series A Preferred Stock. At December 31, 2004 this amounted to keeping at least 578,125 shares of ordinary stock available for issuance.

Statutory Reserves – According to the Articles of Association of the Company, the Company is required to transfer a certain portion of its net profits, as determined under PRC accounting regulations, to both the capital reserve fund and the enterprises expansion fund. There were no transfers to these reserve funds in 2002 or 2003 and the board of directors have not approved a transfer for 2004. The amount comprising the capital reserve fund for the years ended December 31, 2002, 2003, and 2004 was ¥1,056,468 ($127,647). The amount comprising the enterprises expansion fund was ¥528,234 ($63,823) for the years ended December 31, 2002, 2003, and 2004.

Stock Options – During 2002, the Company granted stock options to purchase 62,499 shares of ordinary stock to employees and directors. The fair value of these options was $279,612, as estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Chinese Yuan (Renminbi)			U.S. Dollars 2004
	2002	2003	2004
				(unaudited)
Expected dividend yield	—	—	—	—
Risk-free interest rate	1.72%	—	—	—
Expected volatility	122%	—	—	—
Expected life	10 years	—	—	—
Weighted average fair value per share	¥37	—	—	—

At December 31, 2002, 2003 and 2004 the Company had 62,499 options outstanding, respectively.

NOTE 7. RELATED-PARTY TRANSACTIONS

Amounts Due From a Related Party – Amount represents a loan outstanding from Hainan Future Company, a company owned by shareholders. The amount is unsecured interest free and has no fixed term of repayment. The amounts outstanding as of December 31, 2003 and 2004 were ¥4,018,687 and ¥2,673,294 ($322,998).

Amounts Due From Shareholders – Represents amounts outstanding on loans to shareholders. Amounts due are unsecured, interest fee and have no fixed term of repayment. Amounts outstanding as of December 31, 2003 and 2004 were ¥270,185 and ¥194,120 ($23,454).

Amounts Due to Related Parties – Represents the amounts due to a shareholder and to Hainan Future, a company owned by shareholders, of ¥999,997 ($120,824) and ¥4,000,003 ($483,296), respectively for the acquisition of the Company’s equity interest in e-Future Beijing. The balance is unsecured, interest-free and has no fixed terms of repayment.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004

(Information in United States Dollars is Unaudited.)

NOTE 8. COMMITMENTS AND CONTINGENCIES

Short-Term Loan – In November 2003, the Company entered into a short term loan for ¥4,800,000, which was due in November 2004, and bore interest at 6.9 percent interest. The loan was paid off in 2004.

Operating Lease Agreements - The Company leases offices in Beijing and Shanghai. The amounts of commitments for non-cancelable operating leases in effect at December 31, 2004, were as follows:

	Yuan	U.S. Dollars
2005	¥1,618,035	$195,497
2006	730,093	88,213

The Company incurred rental expense, of ¥1,521,183, ¥1,737,078 and ¥1,848,113 ($223,296) during 2002, 2003, 2004, respectively.

Other Commitments – At the end of 2004, the Company had entered into two contracts for construction and remodeling of office space. The total amounts of the contracts is ¥280,700 ($33,983), of which the Company has made deposits of ¥19,500 ($2,356)

Software Infringement Indemnity – Standard software license agreements contain an infringement indemnity clause under which the company agrees to indemnify and hold harmless customers and business partners against liability and damages arising from claims of various copyright or other intellectual property infringement by their software products. The terms constitute a form of guarantee that is subject to the disclosure requirements, but not the initial recognition or measurement provisions of Financial Accounting Standards Board issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others.”

Litigation – In August 2002, the Company was sued for the termination of contracts between the Company and another party. The other party sued for costs and losses in the amount of ¥665,500 ($80,347). The case is currently in the procedure of first instance.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Until     , 2005 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Ordinary Shares

1,000,000 Share Minimum

1,500,000 Share Maximum

e-Future Information

Technology Inc.

Prospectus

Anderson & Strudwick,

Incorporated

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law and Article 123 of our amended and restated articles of association provide that we may indemnify our directors, officers, advisors and trustee acting in relation to any of our affairs against actions, proceedings, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duty in their capacities as such. Under our articles of association, indemnification is not available, however, if those events were incurred or sustained by or through their own willful neglect or default.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 7.	Recent Sales of Unregistered Securities

In the three years prior to the date of this registration statement, we have not sold unregistered securities.

Item 8.	Exhibits and Financial Statement Schedules

(a)	Exhibits

The following exhibits are filed herewith or incorporated by reference in this prospectus:

Exhibit Number	Document

1.1	Form of Underwriting Agreement (1)

1.2	Form of Escrow Agreement (1)

3.1	Amended and Restated Memorandum and Articles of Association of the registrant (2)

4.1	Specimen Stock Certificate of the Registrant (2)

4.2	Form of Underwriter’s Warrant (1)

5.1	Opinion of Campbells, Cayman counsel (2)

10.1	Loan Agreement by and between the Company and Beijing Haidan District Yuyuantan Rural Credit Cooperative (2)

10.2	Labor Contract by and between the Registrant and Adam Yan (2)

10.3	Labor Contract by and between the Registrant and Qicheng Yang (2)

10.4	Labor Contract by and between the Registrant and Hongjun Zou (2)

10.5	Labor Contract by and between the Registrant and Johnson Li (2)

10.6	Labor Contract by and between the Registrant and Zhou Kefu (2)

10.7	Registration Rights Agreement by and among the Registrant, Ctech Fund and e-Millenium Limited (2)

21.1	Subsidiaries of the Registrant (1)

23.1	Consent of Hansen, Barnett & Maxwell (1)

24.1	Power of Attorney (included on page II-4 of the Registration Statement (1)

(1)	Filed herewith

(2)	To be filed by amendment

(b)	Financial Statement Schedules

None.

Item 9.	Undertakings

(1) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the issuer pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 20th day of June, 2005.

E-FUTURE INFORMATION TECHNOLOGY INC.

By:	/s/ Adam Yan
Name:	Adam Yan
Title:	Chairman and Chief Executive Officer (Principal Executive Officer and Principal Accounting Officer)
Date:	June 21, 2005

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Adam Yan and Johnson Li, and each of them, as his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Adam Yan Adam Yan	Chairman, Chief Executive Officer and Director (Principal Executive Officer and Principal Accounting Officer)	June 21, 2005

/s/ Xin Wu Xin Wu	Director	June 21, 2005

/s/ L. McCarthy Downs III L. McCarthy Downs III	Director	June 21, 2005

/s/ Wenhua Tong Wenhua Tong	Director	June 21, 2005

/s/ Dong Cheng Dong Cheng	Director	June 21, 2005

/s/ Chaoyong Wang Chaoyong Wang	Director	June 21, 2005

/s/ Ming Zhu Ming Zhu	Director	June 21, 2005